SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4 EF
Registration Statement Under the Securities Act of 1933

PLUMAS BANCORP

(Exact Name of Registrant as Specified in Its Charter)

CALIFORNIA (State or Other Jurisdiction of Incorporation or Organization)	6021 (Primary Standard Industrial Classification Code Number)	75-2987076 (I.R.S. Employer Identification No.)

35 S. Lindan Avenue, Quincy, California 95971, (530) 283-7305

(Address and Telephone Number of Principal Executive Offices)

35 S. Lindan Avenue, Quincy, California 95971

(Address of Principal Place of Business)

William E. Elliott, PRESIDENT & CEO
35 S. Lindan Avenue, Quincy, California 95971, (530) 283-7305

(Name, Address and Telephone of Agent for Service)

Copy to:
Thomas Q. Kwan, Esq., Gary Steven Findley & Associates
1470 North Hundley Street, Anaheim, California 92806, (714) 630-7136

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ______________________.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ] ______________________.

CALCULATION OF REGISTRATION FEE

Title of each Class		Proposed Maximum	Proposed Maximum
of Securities to	Amount to be	Offering Price	Aggregate	Amount of
be Registered	Registered(1)	Per Unit	Offering Price(2)	Registration Fee

Common stock(1)	2,247,839	$15.30	$34,391,936.70	$3,164.06
(No Par Value)

(1)	Represents the maximum number of shares of the Registrant’s common stock to be issued in connection with the reorganization described herein.

(2)	Estimated pursuant to Rule 457(f)(1) solely for the purpose of calculating the registration fee based on the market value of the securities to be received by the Registrant as determined on March 14, 2002.

Summary of Proxy Statement/Prospectus
Introduction
Revocability of Proxies
Persons Making The Solicitation
Voting Securities
Shareholdings of Certain Beneficial Owners And Management
Bank Holding Company Reorganization And Merger Between Plumas Bank and Plumas Merger Company
Operations Under Plumas Bancorp
Plumas Merger Company
Plumas Bank
Selected Financial Information
Price Range of Plumas Bank’s Common Stock
Dividends
Unaudited Pro Forma Capitalization
Financial Statements and Related Matters
Management of Plumas Bank
Independent Accountants
Shareholder Proposals
Certain Transactions
Other Matters
Legal Matters
Exhibit A PLAN OF REORGANIZATION AND MERGER AGREEMENT
Exhibit B PLUMAS BANCORP — ARTICLES OF INCORPORATION
Signatures
Exhibit Index
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 4
EXHIBIT 5

Plumas Bank

Dear Shareholder:

     You are cordially invited to attend the annual meeting of shareholders of Plumas Bank, which will be held at the Parish Hall of St. John’s Catholic Church located at 176 Lawrence Street, Quincy, California, on May 29, 2002 at 10:30 a.m. At this annual meeting, shareholders will be asked to elect ten directors for the next year and to vote on a plan of reorganization and merger agreement dated          , 2002, which details the reorganization of Plumas Bank and the formation of a bank holding company. Following the reorganization, Plumas Bank will become a wholly-owned subsidiary of a new holding company, Plumas Bancorp. In the reorganization, all of the shareholders of Plumas Bank will become shareholders of Plumas Bancorp. The reorganization is subject to certain conditions including shareholder and regulatory approvals.

     Plumas Bank is requesting your proxy to vote in favor of all of the nominees for election as directors and in favor of the plan of reorganization and merger agreement. As part of the reorganization, each share of Plumas Bank common stock will be exchanged for one share of Plumas Bancorp common stock. The Board of Directors of Plumas Bank recommends that you vote “FOR” the election of each of the nominees and “FOR” approval of the plan of reorganization and merger agreement. The plan of reorganization and merger agreement is attached as Exhibit A to the proxy statement/prospectus.

     The proxy statement/prospectus contains information about each of the nominees for directors and about Plumas Bancorp and Plumas Bank and describes the conditions upon which the proposed reorganization will occur. A majority of the outstanding shares of Plumas Bank’s common stock is needed to approve the plan of reorganization and merger agreement, so we urge you to cast your vote.

     To ensure that your vote is represented at this important meeting, please sign, date and return the proxy card in the enclosed envelope as promptly as possible.

Sincerely,

William E. Elliott President and Chief Executive Officer

     Neither the Securities and Exchange Commission, Federal Deposit Insurance Corporation nor any state securities regulators have approved either the reorganization described in this proxy statement/prospectus or the Plumas Bancorp common stock to be issued in the reorganization, nor have they determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is            , 2002

Notice of Annual Meeting of Shareholders

Plumas Bank

To:	The Shareholders of Plumas Bank

     Notice is hereby given that, pursuant to its Bylaws and the call of its Board of Directors, the annual meeting of shareholders of Plumas Bank will be held at the Parish Hall of St. John’s Catholic Church located at 176 Lawrence Street, Quincy, California, on Wednesday, May 29, 2002 at 10:30 a.m., for the purpose of considering and voting upon the following matters:

1.	Election of Directors. To elect ten (10) persons to serve as directors of the Bank until their successors are duly elected and qualified.

Jerry V. Kehr	William E. Elliott	Alvin G. Blickenstaff
Gerald W. Fletcher	Arthur C. Grohs	Christine McArthur
Terrance J. Reeson	Walter Sphar	Thomas Watson
Daniel E. West

2.	Approval of the Plan of Reorganization and Merger Agreement. To approve the Plan of Reorganization and Merger Agreement dated , 2002, attached as Exhibit A.

3.	Transaction of Other Business. To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

     The plan of reorganization and merger agreement sets forth the terms of the reorganization of Plumas Bank into a wholly-owned subsidiary of a newly formed holding company, Plumas Bancorp. As a result, all shareholders of Plumas Bank will receive for their shares of Plumas Bank’s common stock an equal number of shares of Plumas Bancorp’s common stock. These transactions are more fully described in the enclosed proxy statement/prospectus, and in the plan of reorganization and merger agreement, which is attached as Exhibit A to the proxy statement/prospectus.

     The Board of Directors has fixed the close of business on March 22, 2002 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the meeting.

     Section 2.3 of the Bylaws of Plumas Bank sets forth the nomination procedure for nominations of directors. Section 2.3 provides:

Section 2.3 NOMINATIONS FOR DIRECTOR. Nominations for election of members of the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of voting stock of the Corporation entitled to vote for the election of directors. Notice of intention to make any nominations, other than by the Board of Directors, shall be made in writing and shall be received by the President of the Corporation no more than 60 days prior to any meeting of shareholders called for the election of directors, and no more than 10 days after the date the notice of such meeting is sent to shareholders pursuant to Section 2.2 of these bylaws; provided, however, that if only 10 days’ notice of the meeting is given to shareholders, such notice of intention to nominate shall be received by the President of the Corporation not later than the time fixed in the notice of the meeting for the opening of the meeting. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of voting stock of the Corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of voting stock of the Corporation owned by the notifying stockholder. Nominations not made in accordance herewith shall be disregarded by the then chairman of the meeting, and the inspectors of election shall then disregard all votes cast for each proposed nominee.

     Since the affirmative vote of shareholders holding not less than a majority of the outstanding shares of Plumas Bank’s common stock is required to ratify and confirm the plan of reorganization and merger agreement, it is essential that all shareholders vote. You are urged to vote in favor of the proposals by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. If you do attend the meeting, you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

By Order of the Board of Directors

Dated: March 22, 2002	Terrance J. Reeson, Secretary

Proxy Statement of Plumas Bank
Prospectus of Plumas Bancorp

     Plumas Bank is providing this proxy statement of Plumas Bank and prospectus of Plumas Bancorp to shareholders of Plumas Bank in connection with the annual meeting of shareholders of Plumas Bank to be held at the Parish Hall of St. John’s Catholic Church located at 176 Lawrence Street, Quincy, California on May 29, 2002 at 10:30 a.m.

     Shareholders of Plumas Bank will elect ten directors for the ensuing year and vote upon a proposal to approve the principal terms of the Plan of Reorganization and Merger Agreement dated                , 2002. Under the plan of reorganization and merger agreement, shareholders of Plumas Bank will receive shares of Plumas Bancorp’s common stock for their shares of Plumas Bank’s common stock. After the reorganization, Plumas Bank will be the sole wholly-owned subsidiary of Plumas Bancorp, and shareholders of Plumas Bank immediately before the reorganization will maintain their proportional interest in Plumas Bancorp immediately after the reorganization.

     You should rely only on the information contained in this proxy statement/prospectus or other information referred to in this document. Neither Plumas Bank nor Plumas Bancorp has authorized anyone to provide you with different or other information. This proxy statement/prospectus is dated                , 2002. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Plumas Bancorp in the reorganization shall create any implication to the contrary.

Proxy Statement/Prospectus

i

Proxy Statement/Prospectus

ii

Summary of Proxy Statement/Prospectus

     This summary is qualified in its entirety by the more detailed information appearing elsewhere in this proxy statement/prospectus.

     Plumas Bank incorporated Plumas Bancorp under California law for the purpose of becoming the holding company for Plumas Bank. Upon completion of the reorganization as described in the Plan of Reorganization and Merger Agreement dated                , 2002 attached to this proxy statement/prospectus as Exhibit A, the business activities of Plumas Bancorp will initially consist solely of the operation of Plumas Bank as a wholly-owned bank subsidiary. It is possible that in the future Plumas Bancorp may acquire or commence additional businesses; however, no specific acquisitions or new business activities are currently planned. Upon completion of the reorganization, Plumas Bancorp may issue trust-preferred securities in an amount up to $6.5 million through a wholly-owned subsidiary of Plumas Bancorp to be formed.

     After the reorganization, Plumas Bank will continue its current business and operations as a California state-chartered bank under its current existing name. The existing charter and bylaws of Plumas Bank will not be substantially affected by the reorganization. See “Bank Holding Company Reorganization and Merger Between Plumas Bank and Plumas Merger Company.”

     The principal executive offices of Plumas Bank are located at 35 S. Lindan Avenue, Quincy, California 95971, and the telephone number is (530) 283-7305. The principal executive offices of Plumas Bancorp are located at 35 S. Lindan Avenue, Quincy, California 95971, and the telephone number is (530) 283-7305.

Description of the Reorganization	Plumas Bancorp will become the holding company for Plumas Bank. Under the plan of reorganization and merger agreement, Plumas Bank organized Plumas Merger Company as a wholly-owned subsidiary of Plumas Bancorp. Plumas Bank will be merged with Plumas Merger Company with Plumas Bank as the surviving corporation. The shareholders of Plumas Bank will receive shares of Plumas Bancorp’s common stock on a one-for-one basis for their shares of Plumas Bank’s common stock. The shareholders of Plumas Bank will then become the sole shareholders of Plumas Bancorp in its form as the holding company for Plumas Bank. The reorganization is subject to certain conditions including shareholder and regulatory approvals. See “Bank Holding Company Reorganization and Merger Between Plumas Bank and Plumas Merger Company — Description of the Reorganization and Merger between Plumas Bank and Plumas Merger Company.”

Reasons for the Reorganization	The reorganization will provide greater flexibility for operations and future expansion. See “Bank Holding

Company Reorganization and Merger Between Plumas Bank and Plumas Merger Company — Reasons for the Reorganization: Benefits of the Use of Holding Company Form to the Shareholders of Plumas Bank.”

Tax Consequences of the Reorganization	The plan of reorganization and merger agreement is structured to qualify the reorganization as a tax-free reorganization so that, among other things, no gain or loss will be recognized by the shareholders of Plumas Bank upon the exchange of their shares of Plumas Bank’s common stock for shares of Plumas Bancorp’s common stock.

Market for Plumas Bancorp Stock	It is anticipated that the Plumas Bancorp common stock received by Plumas Bank’s shareholders in the reorganization will be quoted on the over the counter electronic bulletin board, however, it is not anticipated that the shares of Plumas Bancorp will be more marketable than Plumas Bank’s common stock at present. See “Price Range of Plumas Bank’s Common Stock.”

Management of Plumas Bancorp	The directors of Plumas Bancorp are, and will be, the current directors of Plumas Bank. The executive officers of Plumas Bancorp are, and will be, the current executive officers of Plumas Bank. See “Management of Plumas Bank.”

Regulation of Plumas Bancorp	Plumas Bancorp will be subject to the regulation of the Federal Reserve Board under the Bank Holding Company Act, as amended. See “Operations Under Plumas Bancorp — Supervision and Regulation of Plumas Bancorp.”

Voting Rights of Shareholders	Each shareholder of Plumas Bank will be entitled to cast one vote for each share of common stock held of record as of the close of business on March 22, 2002, in voting on the election of directors and the plan of reorganization and merger agreement. Directors and executive officers of Plumas Bank own, in the aggregate, approximately 12.5% of Plumas Bank’s common stock entitled to vote.

Shareholder Vote Required	The ten nominees for directors receiving the most votes will be elected as directors for the following year. Approval of the plan of reorganization and merger agreement requires the affirmative vote of a majority of the outstanding shares of Plumas Bank’s common stock.

Dissenters’ Rights	California state law does not provide for the exercise of dissenter’s rights in the proposed reorganization.

Other Information Concerning the Meeting

Time and Place of Meeting	The meeting will be held at the Parish Hall of St. John’s Catholic Church located at 176 Lawrence Street, Quincy, California on May 29, 2002 at 10:30 a.m.

Additional Information	For additional information, you may telephone William E. Elliott, President of Plumas Bank, at (530) 283-7305.

Introduction

     Management is furnishing you with this proxy statement/prospectus in connection with the solicitation of proxies for use at the annual meeting of Plumas Bank, to be held at the Parish Hall of St. John’s Catholic Church located at 176 Lawrence Street, Quincy, California on May 29, 2002 at 10:30 a.m., and at any and all adjournments of the meeting.

     It is expected that Plumas Bank will mail this proxy statement/prospectus and accompanying notice and form of proxy to shareholders on or about      , 2002.

     At the meeting, the shareholders will elect ten directors and consider and vote on approval of the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, Plumas Bank will become a wholly-owned subsidiary of the newly formed holding company, Plumas Bancorp, as a result of which shareholders of Plumas Bank will receive on a one-for-one basis shares of Plumas Bancorp’s common stock for their shares of Plumas Bank’s common stock. These transactions are more fully described in this proxy statement/prospectus, and in the plan of reorganization and merger agreement attached as Exhibit A.

Revocability of Proxies

     A proxy for use at the meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised, by filing with the Secretary of Plumas Bank an instrument revoking it, or a duly executed proxy bearing a later date. The Secretary of Plumas Bank is Terrance J. Reeson, and any revocation should be filed with him at Plumas Bank, 35 S. Lindan Avenue, Quincy, California 95971. In addition, the powers of the proxyholders will be revoked if the person executing the proxy is present at the meeting and elects to vote in person. Subject to such revocation or suspension, the proxyholders will vote all shares represented by a properly executed proxy received in time for the meeting in accordance with the instructions on the proxy. If no instruction is specified with regard to the matter to be acted upon, the proxyholders will vote the shares represented by the proxy “FOR” each of the nominees for directors and “FOR” approval of the principal terms of the plan of reorganization and merger agreement. If any other matter is presented at the meeting, the proxyholders will vote in accordance with the recommendations of management.

Persons Making The Solicitation

     The Board of Directors of Plumas Bank is soliciting these proxies. Plumas Bank will bear the expense of preparing, assembling, printing and mailing this proxy statement/prospectus and the material used in the solicitation of proxies for the meeting. Plumas Bank contemplates that proxies will be solicited principally through the use of the mail, but officers, directors and employees of Plumas Bank may solicit proxies personally or by telephone, without receiving special compensation for the solicitation. Although there is no formal agreement to do so, Plumas Bank will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, Plumas Bank may utilize the services of individuals or companies not regularly employed by Plumas Bank in connection with the solicitation of proxies, if management of Plumas Bank determines that this is advisable.

Voting Securities

     Management has fixed March 22, 2002 as the record date for purposes of determining the shareholders entitled to notice of, and to vote at, the meeting. On March 1 , 2002, there were 2,129,519 shares of Plumas Bank’s common stock issued and outstanding. Each holder of Plumas Bank’s common stock will be entitled to one vote for each share of Plumas Bank’s common stock held of record on the books of Plumas Bank as of the record date. In connection with the election of directors, shares may be voted cumulatively if a shareholder present at the meeting gives notice at the meeting, prior to the voting for election of directors, of his or her intention to vote cumulatively. If any shareholder of Plumas Bank gives that notice, then all shareholders eligible to vote will be entitled to cumulate their shares in voting for election of directors. Cumulative voting allows a shareholder to cast a number of votes equal to the number of shares held in his or her name as of the record date, multiplied by the number of directors to be elected. These votes may be cast for any one nominee, or may be distributed among as many nominees as the shareholder sees fit. If cumulative voting is declared at the meeting, votes represented by proxies delivered pursuant to this proxy statement may be cumulated in the discretion of the proxyholders, in accordance with management’s recommendation. The holders of not less than a majority of the outstanding shares of Plumas Bank’s common stock must vote in favor in order to approve the plan of reorganization and merger agreement.

     The effect of broker nonvotes is that such votes are not counted as being voted; however such votes are counted for purposes of determining a quorum. The effect of a vote of abstention on any matter is that such vote is not counted as a vote for or against the matter, but is counted as an abstention.

Shareholdings of Certain Beneficial Owners And Management

     Management of Plumas Bank knows of no person who owns, beneficially or of record, either individually or together with associates, 5 percent or more of the outstanding shares of Plumas Bank’s common stock, except as set forth in the table below. The following table sets forth, as of December 31, 2001, the number and percentage of shares of Plumas Bank’s outstanding common stock beneficially owned, directly or indirectly, by each of Plumas Bank’s directors, named executive officers and principal shareholders and by the directors and executive officers of Plumas Bank as a group. The shares “beneficially owned” are determined under the Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named executive officer or principal shareholder has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of March 2, 2002. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned or acquirable by exercise of stock options. Management is not aware of any arrangements, which may result in a change of control of Plumas Bank other than the proposed reorganization.

	Amount and Nature of
Beneficial Owner	Beneficial Ownership^		Percent of Class^

Principal Shareholders:

Ernest G. Leonhardt 1987 Irrevocable Trust	109,021		5.1
Cortopassi Family Trust	211,434		9.9

Directors and Named Officers:

William E. Elliott	48,983	(1)	2.3
Douglas N. Biddle	28,377	(2)	1.3
Dennis C. Irvine	8,932	(3)	*
Robert T. Herr	1,000		*
Jerry V. Kerr	32,253	(4)	1.5
Alvin Blickenstaff	27,952	(5)	1.3
Gerald Fletcher	12,062	(6)	*
Arthur Grohs	19,337	(7)	*
Christine McArthur	2,182	(8)	*
Terrance J. Reeson	34,511	(9)	1.6
Walter Sphar	33,608	(10)	1.6
Tom Watson	5,614		*
Daniel E. West	15,714	(11)	*
All Directors and Officers as a Group (13 in all)	270,525	(12)	12.5

*	Less than one percent

^	Includes 28,278 shares subject to options held by the directors and executive officers that were exercisable within 60 days of March 22, 2002. These are treated as issued and outstanding for the purpose of computing the percentage of each director, named executive officer and the directors and officers as a group, but not for the purpose of computing the percentage of class owned by any other person, including principal shareholders.

(1)	Mr. Elliott has shared voting and investment powers as to 36,638 shares and sole investing powers but no voting powers as to 4,569 shares. He also has 7,776 shares acquirable by exercise of stock options.

(2)	Mr. Biddle has shared voting and investment powers at to 19,633 shares, sole investing powers but no voting powers as to 2,696 shares and sole voting and investment powers as to 2,160 shares. He also has 3,888 shares acquirable by exercise of stock options.

(3)	Mr. Irvine has sole investing powers but no voting powers as to 4,889 shares, shared voting and investment powers as to 85 shares and sole voting and investment powers as to 70 shares. He also has 3,888 shares acquirable by exercise of stock options.

(4)	Mr. Kerr has shared voting and investment powers as to 30,957 shares. He also has 1,296 shares acquirable by exercise of stock options.

(5)	Mr. Blickenstaff has shared voting and investment powers as to 26,656 shares. He also has 1,296 shares acquirable by exercise of stock options.

(6)	Mr. Fletcher has shared voting and investment powers as to 10,766 shares. He also has 1,296 shares acquirable by exercise of stock options.

(7)	Mr. Grohs has shared voting and investment powers as to 18,041 shares. He also has 1,296 shares acquirable by exercise of stock options.

(8)	Ms. McArthur has shared voting and investment powers at to 1,282 shares and sole investment powers but no voting powers as to 400 shares. She also has 500 shares acquirable by exercise of stock options.

(9)	Mr. Reeson has sole voting and investment powers as to 31,193 shares and sole voting powers but no investment powers as to 2,022 shares. He also has 1,296 shares acquirable by exercise of stock options.

(10)	Mr. Sphar has shared voting and investment powers as to 32,312 shares. He also has 1,296 shares acquirable by exercise of stock options.

(11)	Mr. West has sole voting powers but no investment powers as to 7,464 shares, shared voting and investment powers as to 3,000 shares, sole voting and investment powers as to 1,500 shares and sole investment powers but no voting powers as to 300 shares. He also has 3,450 shares acquirable by exercise of stock options.

Section 16(a) Beneficial Ownership Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires Plumas Bank’s directors and certain executive officers and persons who own more than ten percent of a registered class of Plumas Bank’s equity securities (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the Federal Deposit Insurance Corporation. The Reporting Persons are required by the Federal Deposit Insurance Corporation’s regulation to furnish Plumas Bank with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from the Reporting Persons that no Forms F-8A were required for those persons, Plumas Bank believes that, during 2001 the Reporting Persons complied with all filing requirements applicable to them.

Bank Holding Company Reorganization And Merger
Between Plumas Bank and Plumas Merger Company

General

Plumas Bank is asking its shareholders to consider and approve the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, the business of Plumas Bank will be conducted as a wholly-owned subsidiary of Plumas Bancorp. If the plan of reorganization and merger agreement is approved, the current shareholders of Plumas Bank will exchange their shares of Plumas Bank’s common stock for shares of Plumas Bancorp’s common stock on a one-for-one basis. Under accounting principles generally accepted in the United States of America, the transaction, as proposed, does not meet the definition of a business combination and is not accounted for under the purchase method. The transaction represents an exchange of shares between entities under common control and is accounted for as a reorganization. Under the reorganization, the assets and liabilities of the Bank shall be recognized at their carrying amounts in the accounts of Plumas Bancorp at the date of transfer, and the consolidated financial statements of Plumas Bancorp will reflect the historical operations of the Bank prior to the reorganization.

     The Board of Directors of Plumas Bank approved the plan of reorganization and merger agreement on February 6, 2002, and directed that the plan of reorganization and merger agreement be submitted to the shareholders of Plumas Bank. The Board of Directors of Plumas Bank recommends that the shareholders approve the plan of reorganization and merger agreement.

     The detailed terms and conditions of the reorganization are set forth in the plan of reorganization and merger agreement attached to this proxy statement/prospectus as Exhibit A. The statements made in this proxy statement/prospectus regarding the plan of reorganization and merger agreement are qualified in their entirety by the more detailed information appearing in the plan of reorganization and merger agreement.

Recommendation of Directors

     The Board of Directors of Plumas Bank has approved the terms and conditions of the plan of reorganization and merger agreement. The Board of Directors of Plumas Bank furthermore recommends that the shareholders of Plumas Bank approve the plan of reorganization and merger agreement.

Reasons for the Reorganization: Benefits of the Use of Holding
Company Form to the Shareholders of Plumas Bank

     As stated above, the Board of Directors of Plumas Bank has approved the plan of reorganization and merger agreement, believes that the reorganization is in the best interests of Plumas Bank and its shareholders, and recommends that the shareholders vote in favor of approval of the plan of reorganization and merger agreement.

     Management and the Board of Directors of Plumas Bank believe that the formation of a bank holding company, under which Plumas Bank will operate, will result in a more flexible entity for operations and growth. The proposed reorganization will result in additional regulatory requirements and additional costs and overhead. The additional regulatory requirements include regulatory oversight by the Securities and Exchange Commission and the Federal Reserve Board. The annual cost for the additional costs and overhead in connection with the proposed holding company is estimated to be $25,000.

     Management expects that Plumas Bancorp will facilitate growth within the banking field and in areas related to banking, either by the creation of new subsidiaries or the acquisition of existing companies and banks. For example, in the event an opportunity for the acquisition of another bank were to develop, it might be desirable to maintain the separate existence of the other bank rather than merge it into Plumas Bank. Neither Plumas Bank nor Plumas Bancorp is currently considering any acquisitions.

     The bank holding company structure will also provide a framework for restructuring certain of Plumas Bank’s existing departments or subsidiaries into separate operating subsidiaries of Plumas Bancorp, although no plans for restructuring are being considered at this time. Upon completion of the reorganization, Plumas Bancorp through a wholly-owned trust subsidiary may issue up to $6.5 million in trust-preferred securities. The proceeds from the issuance of any trust preferred securities would be used to provide adequate regulatory capital for growth in Plumas Bank’s deposits and could allow for a stock repurchase plan.

     Many major banking institutions in the United States and in California have reorganized into bank holding companies and Plumas Bank’s Board of Directors believes that the reorganization is desirable for Plumas Bank to maintain and enhance its competitive position.

Description of the Reorganization and Merger
between Plumas Bank and Plumas Merger Company

     At the direction of the Board of Directors of Plumas Bank, management incorporated Plumas Bancorp for the purpose of becoming a bank holding company under the laws of the State of California. Plumas Merger Company, which is wholly-owned by Plumas Bancorp, was also organized as a California corporation. The reorganization will be accomplished by merging Plumas Bank with Plumas Merger Company. Upon completion of the reorganization, Plumas Bank will be the surviving entity and the name will remain Plumas Bank. Upon the completion date of the reorganization, the shares of capital stock of the respective parties to the plan of reorganization and merger agreement will be converted as follows:

•	Each share of Plumas Bank’s outstanding common stock will be converted into one share of Plumas Bancorp’s common stock. Shareholders of Plumas Bank will be entitled to exchange their present share certificates for new certificates evidencing shares of Plumas Bancorp’s common stock. Until the certificates are exchanged, the certificates for shares of Plumas Bank’s common stock after the reorganization will be deemed to represent shares of Plumas Bancorp’s common stock. Options to purchase shares of Plumas Bank’s common stock will be assumed by Plumas Bancorp with the same terms and conditions and for the same number of shares of Plumas Bancorp’s common stock.

•	The shares of common stock of Plumas Merger Company outstanding immediately prior to the reorganization will be converted into an equal number of shares of the surviving bank and be owned by Plumas Bancorp.

•	The shareholders of Plumas Bank will become shareholders of Plumas Bancorp. There are no anticipated changes in Plumas Bank’s shareholders’ relative equity ownership interest in Plumas Bank’s assets. As shareholders of Plumas Bancorp, Plumas Bank’s shareholders will have essentially the same rights to govern that corporation’s activities as they have with respect to Plumas Bank. However, as shareholders of Plumas Bancorp, they will not be entitled to vote on matters requiring the approval of Plumas Bank’s shareholders, as Plumas Bancorp will own 100 percent of Plumas Bank. Shareholders of Plumas Bancorp will be entitled to vote on those matters affecting Plumas Bancorp. A discussion of those rights is contained in the section entitled, “Bank Holding Company Reorganization and Merger Between Plumas Bank and Plumas Merger Company — Comparison of Plumas Bank and Plumas Bancorp: Analysis of Corporate Structures.”

•	Plumas Bancorp will adopt the Plumas Bank 2001 Stock Option Plan, which will automatically, and without further action on the part of the shareholders, become the stock option plan of Plumas Bancorp. All options previously granted will become an equal number of options to purchase shares of Plumas Bancorp instead of shares of Plumas Bank. The Board of Directors of Plumas Bancorp may grant further options to purchase Plumas Bancorp common stock under the stock option plan, in accordance with the terms of the Plumas Bank 2001 Stock Option Plan.

     Upon the completion of the reorganization, the existing directors of Plumas Bank will serve as the directors of the surviving bank. The surviving bank will operate under the charter of Plumas Bank. The following ten persons who currently serve as directors of Plumas Bank, are expected to serve as directors of the surviving bank after the reorganization:

Jerry V. Kehr	William E. Elliott	Alvin G. Blickenstaff
Gerald W. Fletcher	Arthur C. Grohs	Christine McArthur
Terrance J. Reeson	Walter Sphar	Thomas Watson
Daniel E. West

Ratification and Approval of the Plan of Reorganization
and Merger Agreement: Effective Date

     Approvals of applications in connection with the proposed reorganization must be obtained from the Federal Reserve, the FDIC, and the California Department of Financial Institutions. Applications for the necessary approvals have been made, and are now pending before those regulatory agencies. If any of the above regulatory agencies should fail to give the required approval for this transaction within a reasonable time, the Board of Directors of Plumas Bank reserves the right, in its sole discretion, to terminate and cancel the plan of reorganization and merger agreement. It is presently contemplated that the completion date of the reorganization will be in the second or third quarter of 2002.

     Completion of the reorganization between Plumas Bank and Plumas Merger Company is conditioned upon obtaining the required shareholder and regulatory approvals. Approval of the reorganization by Plumas Bank’s shareholders can only be obtained if the affirmative vote of the holders of not less than a majority of the outstanding shares of Plumas Bank’s common stock is obtained. The directors of Plumas Bank, Plumas Merger Company and Plumas Bancorp have approved the plan of reorganization and merger agreement. However, if any action, suit, or proceeding should be threatened or instituted with respect to the proposed reorganization, the Board of Directors of Plumas Bank reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date.

     If the shareholders of Plumas Bank should fail to approve the plan of reorganization and merger agreement, or if the transaction is otherwise terminated as provided above, then the business of Plumas Bank shall continue to operate under the ownership of its existing shareholders as it has prior to the adoption of the plan of reorganization and merger agreement.

     It is estimated at this time that the total expenses of the reorganization are approximately $35,000.00, and these expenses will be borne appropriately by the respective parties.

     Should the plan of reorganization and merger agreement be terminated or canceled for any of the reasons set forth above or in the attached plan of reorganization and merger agreement, such termination or cancellation will not result in any liability on the part of Plumas Bank, Plumas Bancorp, or any of their respective directors, officers, employees, agents or shareholders.

Federal Income Tax Consequences

     The plan of reorganization and merger agreement has been structured to qualify the reorganization as a tax free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended. The Board of Directors of Plumas Bank has reserved the right and intends to terminate the plan of reorganization and merger agreement unless a satisfactory opinion regarding the nontaxability of the proposed transaction is received from either tax counsel or Plumas Bank’s accountants.

     If the reorganization is treated as a tax-free reorganization, it will have the following federal income tax consequences:

•	No gain or loss will be recognized by Plumas Bank or any of the other parties to the reorganization as a result of the reorganization.

•	No gain or loss will be recognized by the shareholders of Plumas Bank upon the exchange of their shares of Plumas Bank’s common stock solely for shares of Plumas Bancorp’s common stock.

•	The basis and holding periods of the assets exchanged between the parties to the reorganization shall remain the same as those prior to the reorganization.

•	The basis of the shares of Plumas Bancorp’s common stock to be received by shareholders of Plumas Bank will be the same as the basis of the shares of Plumas Bank’s common stock surrendered in exchange for the shares.

•	The holding period of the shares of Plumas Bancorp’s common stock to be received by shareholders of Plumas Bank will include the holding period of the shares of Plumas Bank’s common stock surrendered in exchange for the shares, provided that such stock is held as a capital asset on the date of the completion of the reorganization.

     Management cannot advise individual shareholders and prospective shareholders of the proper tax consequences or suggest the methods of reporting the reorganization. Each shareholder is advised to contact his or her accountant or tax counsel with respect to the reorganization and the means of reporting the transaction as well as regarding the state and local tax consequences, which may or may not parallel the federal income tax consequences.

Comparison of Plumas Bank and Plumas Bancorp:
Analysis of Corporate Structures

     The following chart constitutes a summarization of a comparison between Plumas Bank and Plumas Bancorp. Reference should be made to the detailed explanations included in this proxy statement/prospectus, and this summary is qualified in its entirety by those detailed explanations.

	Plumas Bank	Plumas Bancorp
Item	Stock	Stock

Authorized and Outstanding	7,464,960 shares of common stock, no par value, with 2,129,519 shares outstanding as of March 1, 2002. 1,000,000 shares of preferred stock, with no shares outstanding as of March 1, 2002.	10,000,000 shares of common stock, no par value; total shares to be outstanding immediately prior to the reorganization is 100. 10,000,000 shares of preferred stock; total shares to be outstanding prior to the reorganization is 0.

Voting Rights	One vote per share with cumulative voting in the election of directors if the requirements for cumulative voting are satisfied.	One vote per share with cumulative voting in the election of directors if the requirements for cumulative voting are satisfied.

Dividend Rights	As declared by the Board of Directors subject to the laws in the California Banking Law and applicable federal law.	As declared by the Board of Directors subject to the laws in the California General Corporation Law and applicable federal law.

Assessment	Nonassessable.	Nonassessable.

Liquidation Rights	Pro rata after payment of debts.	Pro rata after payment of debts.

Redemption	Plumas Bank may redeem its shares under restrictive conditions of the California Financial Code.	Plumas Bancorp may redeem its shares under restrictive conditions of the California General Corporation Law.

	Plumas Bank	Plumas Bancorp
Item	Stock	Stock

Preemptive Rights	None.	None.

Supermajority Voting Requirement on Certain Business Combinations	None.	Two-thirds vote required for certain business combinations, except as expressly provided.

Number of Directors	Fixed in accordance with the Bylaws.	Fixed in accordance with the Bylaws.

Authorized and Outstanding Stock

     Plumas Bank currently has an authorized capitalization of 7,464,960 shares of common stock, no par value and 1,000,000 shares of preferred stock. Of these authorized capital shares as of March 1, 2002, 2,129,519 shares of Plumas Bank’s common stock were issued and outstanding, no shares of preferred stock were issued and outstanding and 528,184 shares of Plumas Bank’s common stock were reserved for issuance upon exercise of options under Plumas Bank’s stock option plans.

     Plumas Bancorp has an authorized capitalization of 10,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock. Of these authorized capital shares as of March 1, 2002, 100 shares of Plumas Bancorp’s common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Voting Rights

     All voting rights are vested in the holders of common stock of Plumas Bank and Plumas Bancorp, each share being entitled to one vote, except with respect to the election of directors, as described below.

     For the election of directors, California law provides that every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder’s shares are entitled, or distribute the shareholder’s votes on the same principal among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting prior to the voting at such meeting of his or her intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate votes for candidates in nomination. The shareholders of Plumas Bank now have cumulative voting rights, and the shareholders of Plumas Bancorp will have the same voting rights, as described above.

Dividend Rights

     Holders of Plumas Bank common stock are entitled to dividends legally available therefore, when and as declared by Plumas Bank’s Board of Directors. The California Financial Code provides that a bank may not make cash distribution to its shareholders in an amount, which exceeds the lesser of:

•	the retained earnings, or

•	the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period.

     However, a bank may, with the approval of the Commissioner of Financial Institutions, make a distribution to its shareholders in an amount not exceeding the greatest of:

•	the retained earnings of the bank,

•	the net income of the bank for its last fiscal year, or

•	the net income of the bank for its current fiscal year.

     If the Commissioner of Financial Institutions finds that the shareholders’ equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner of Financial Institutions may order the bank not to pay any dividend to the shareholders.

     In addition, under the Financial Institutions Supervisory Act of 1966, as amended, the FDIC also has the authority and general enforcement powers to prohibit a bank from engaging in practices, which the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of Plumas Bank and other factors, that the FDIC could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment. The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

     The shareholders of Plumas Bancorp will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available for the payment of dividends, as provided in the California General Corporation Law. The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout at least equal the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the “quantitative solvency” and the “liquidity” tests. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1-1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal at least 1-1/4 times current liabilities. In certain circumstances, Plumas Bancorp may be required to obtain the prior approval of the Federal Reserve Board to make capital distributions to shareholders of Plumas Bancorp.

Assessment of Shares

     Shares of Plumas Bank are not subject to assessment and shares of Plumas Bancorp also will not be subject to assessment.

Liquidation Rights

     The holders of Plumas Bank common stock are entitled to share equally in Plumas Bank’s assets legally available for distribution in the event of liquidation or dissolution. Similarly, holders of Plumas Bancorp common stock will have a pro rata right to participate in Plumas Bancorp’s assets legally available for distribution in the event of liquidation or dissolution.

Preemptive Rights

     The holders of Plumas Bank’s common stock do not have preemptive rights to subscribe to any additional shares of Plumas Bank’s common stock being issued. The holders of Plumas Bancorp’s common stock also will not have preemptive rights to subscribe to any additional shares of Plumas Bancorp’s common stock being issued. Therefore, shares of Plumas Bancorp’s common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of Plumas Bancorp’s Board of Directors.

Special Factors Considered by the Board when Evaluating Certain Transactions

     The Articles of Incorporation of Plumas Bank and Plumas Bancorp each contain an article that establishes criteria to be applied by the board of directors of each entity in evaluating a tender or exchange offer or acquisition proposal. Factors which are to be considered include the following: (i) the adequacy of the offered consideration in relation to the current market price of the entity’s stock and in relation to the historical and present operating results and financial condition of the entity; (ii) whether the shareholders might obtain a more favorable price at the time of the proposed tender offer or in the future from other offerors and whether the entity’s continued existence as an independent entity would affect the future value of the entity’s stock; (iii) the impact the offer would have on the employees, clients and customers of the entity and the communities which it serves; (iv) the present and historical financial position of the offeror, its reputation in the communities which it serves and the social and/or economic effect which the reputation and practices of the offeror or its management and affiliates would have upon the employees and customers of the entity and the communities which the entity serves; (v) an analysis of the value of the securities (if any) offered in exchange for the entity’s securities; and (vi) the legal and regulatory issues presented by the offer. Upon consideration of these factors, the board of directors of Plumas Bank or Plumas Bancorp, as applicable, may oppose, recommend or remain neutral with respect to a tender offer or other acquisition proposal.

     These article provisions could result in the board of directors of Plumas Bank or Plumas Bancorp, as applicable, opposing a proposed acquisition of control that some of the shareholders may find financially attractive. These article provisions may also make obtaining board approval of a proposed acquisition of control more difficult, which may delay or discourage acquisition attempts and as a result may have the effect of maintaining the tenure of the incumbent management.

     These article provisions may also have the effect of deterring shareholders who disagree with the response of the board of directors to an acquisition attempt from initiating litigation. Such litigation, which may be costly, time-consuming and disruptive to Plumas Bank or Plumas Bancorp, as applicable, could involve allegations that the board of directors breached an obligation to the shareholders by not limiting its evaluation of a proposed acquisition to the then-current market price of the entity’s stock.

Supermajority Vote Required for Certain Business Acquisitions

     The Articles of Incorporation of Plumas Bank and Plumas Bancorp each contain an article that raises the level required for shareholder approval of certain business combinations from a majority to at least two-thirds of the outstanding voting stock of the respective entity. These supermajority article provisions would exclude from the higher two-thirds level of shareholder approval for a covered business combination if such combination is (i) approved by the directors of the entity who are not associated with the shareholder proposing such transaction, (ii) the combination includes “fair price” provisions providing shareholders a fair price for the entity’s stock, or (iii) if a state regulatory authority having jurisdiction under the circumstances shall have determined specifically, and not by implication, that the proposed business combination is fair to the shareholders. A copy of the Article Eight providing for the supermajority article provisions is included as Exhibit B.

     These supermajority article provisions may make certain business combinations opposed by the incumbent board of directors more difficult to effect. These supermajority article provisions may be altered, amended or repealed only by holders of two-thirds or more of the outstanding shares. Pursuant to the California Corporations Code, these supermajority article provisions must be reapproved by a two-thirds shareholder vote every two years. The supermajority article provisions of Plumas Bank have not been reapproved within the last two years and are no longer effective for Plumas Bank. If the shareholders approve the reorganization, the shareholders will also be approving the supermajority article provisions for Plumas Bancorp.

     In addition to any affirmative vote required by law or by the articles of incorporation, except as otherwise expressly provided, these supermajority article provisions require that no business combination as defined below be consummated unless such consummation shall have been approved by the affirmative vote of the holders of at least two-thirds of the combined voting power of the then outstanding shares of voting stock of the entity voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law, in the articles of incorporation or otherwise.

     A “business combination” is defined to include the following transactions (i) a merger or consolidation of Plumas Bancorp or any subsidiary with an interested shareholder (or a person who is, or would thereby be, an affiliate of an interested shareholder); (ii) the sale, lease, exchange, mortgage, pledge, transfer, or other disposition by Plumas Bancorp or a subsidiary of assets valued in excess of one million dollars if an interested shareholder is a party to the transaction; (iii) the issuance of securities of Plumas Bancorp or of a subsidiary to an interested shareholder (other than as part of a stock split or dividend in which all shareholders are treated equally); or (iv) any reclassification of securities, recapitalization of Plumas Bancorp, merger or consolidation of Plumas Bancorp with a subsidiary, or other transaction which has the effect, directly or indirectly, of increasing the proportion of the outstanding shares of any class of any equity securities of Plumas Bancorp or a subsidiary beneficially owned by an interested shareholder or as a result of which the shareholders of Plumas Bancorp would cease to be shareholders of a California corporation which has in its articles of incorporation provisions comparable to these supermajority article provisions.

     An “interested shareholder” is defined as anyone (other than Plumas Bancorp or any subsidiary or employee benefit plan of Plumas Bancorp or any subsidiary or any person who was a director of Plumas Bancorp on February 6, 2002) who is the “beneficial owner” of at least 5% of the voting stock of the entity or who is an “affiliate” or “associate” of any such person or who is a member of a group which is the beneficial owner of at least 5% of the common stock of Plumas Bancorp on or after February 6, 2002.

     A business combination involving the payment of cash or other consideration to the Plumas Bancorp shareholders for all of their shares of common stock will not require a two-thirds shareholder vote if the payments satisfy certain requirements, described below and certain other requirements are met. In all cases the business combination must provide for the payment to holders of common stock of a consideration having a fair market value on the date the business combination is consummated at least equal in value to the highest of the following: (i) the average fair market value per share of Plumas Bancorp common stock during the 90-day period prior to the first public announcement of the business combination or (ii) the fair market value per share of Plumas Bancorp common stock on the last trading day before the announcement date. In addition, if the interested shareholder became such within 5 years of the announcement date, the required price would also have to be higher than the highest per share price paid by the interested shareholder (before or after becoming an interested shareholder) in acquiring any shares of common stock during such period within 5 years prior to the announcement date. The fair market value of the shares will be adjusted to reflect any stock dividend, stock split, recapitalization, reverse stock split, reorganization or similar event affecting the number of outstanding common shares. Payment to shareholders of the required amount of consideration would be required to be made in cash or in the same form as was previously paid by the interested shareholder involved in the business combination to acquire any shares of voting stock beneficially owned by the interested shareholder. If the interested shareholder beneficially owns shares of voting stock, which were acquired with different forms of consideration, then shareholders could be paid either in cash or with the form of noncash consideration used by the interested shareholder to acquire the largest number of shares of voting stock beneficially owned by it.

     Under these supermajority article provisions, the fair market value of any noncash consideration to be received by holders of shares of common stock in a Business Combination must be determined as of the consummation date. These supermajority article provisions use the consummation date as the date for determining the fair market value of any noncash consideration to be paid in a business combination in order to assure that the interested shareholder, and not the other shareholders, would bear the risk of a decline in the value of such consideration prior to the receipt of such consideration by the other shareholders.

     In addition, under these supermajority article provisions, unless the business combination is determined to be fair by a state regulatory authority having jurisdiction over Plumas Bancorp or approved by a majority of continuing directors as defined below, the business combination would require approval by a two-thirds shareholder vote, even if it satisfied the fair market value requirements, in each of the situations (i) if Plumas Bancorp, after the interested shareholder became an interested shareholder, fails to pay any required dividends on any outstanding shares of preferred stock or reduces the rate of dividends last paid on its common stock, unless such failure or reduction is approved by a majority of the continuing directors, (ii) if the interested shareholder received at any time after it became an interested shareholder, whether in connection with the proposed business combination or otherwise, the benefit, directly or indirectly, of any loan or other financial assistance or tax advantages provided by, or as a result of its equity position in Plumas Bancorp, other than proportionately as a shareholder on a basis generally available to all shareholders, (iii) if a proxy or information statement describing the proposed business combination and complying with the disclosure and other requirements of the rules promulgated under the Securities Exchange Act of 1934 has not been mailed to all shareholders of Plumas Bancorp at least 60 days prior to the consummation of a business combination, whether or not such proxy or information statement is required to be mailed, which statement includes the recommendation, if any, as to the advisability or inadvisability of the proposed business combination of the continuing directors then in office, if any.

     A “continuing director” with regard to a business combination is defined as any member of the board who is not an affiliate or associate or, and not a nominee of, an interested shareholder involved in the business combination and who (i) was a director before the interested shareholder became an interested shareholder or (ii) is a successor of such a director and was nominated or elected as a director by a majority of the continuing directors on the board at the time of his nomination or election.

     Tender offers or other non-open market acquisitions of stock are usually made at prices above the prevailing market price of an entity’s stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. These supermajority article provisions may discourage such purchases and may therefore deprive some holders of Plumas Bancorp’s stock of an opportunity to sell their shares at a higher market price. Because the higher percentage requirements may apply for shareholder approval of any subsequent business combination and the possibility of having to pay a higher price to other shareholders in such a business combination, it may become more costly for a purchaser to acquire control of Plumas Bancorp. The supermajority article provisions may therefore decrease the likelihood that an offer will be made for less than two-thirds of the voting stock and, as a result, may adversely affect those shareholders who would desire to participate in such an offer. A potential purchaser of stock seeking to obtain control may also be discouraged from purchasing stock because a two-thirds shareholder vote would be required in order to change or eliminate these provisions.

     In certain cases, the fair market value requirements, while providing objective pricing criteria, could be arbitrary and not indicative of value. Another effect of the supermajority article provisions would be to give veto power to the holders of a minority of the voting stock with respect to a business combination that is opposed by the board, but which holders of a majority (but less than two-thirds) of the stock may believe to be desirable and beneficial. The supermajority article provisions may tend to insulate incumbent management against the possibility of removal in the event of a takeover bid since only the continuing directors will have the authority to eliminate the 66-2/3% shareholder vote required for business combinations (unless the fair value and procedural requirements are satisfied or the requisite regulatory fairness determination has been made).

Directors

     Plumas Bank’s Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 8 to 15 with certain limitations, and Plumas Bancorp’s Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 8 to 15.

Rights of Dissenting Shareholders of Plumas Bank

     California state law does not provide for exercise of dissenters’ rights in the context of the reorganization.

Corporate Operation and Management

     The Articles of Incorporation and Bylaws of Plumas Bank and of Plumas Bancorp are substantially similar in all material provisions, except with respect to provisions in Plumas Bank’s Articles of Incorporation and Bylaws required by California Financial Code and applicable only to banks.

Operations Under Plumas Bancorp

Organization

     Plumas Bancorp was organized and incorporated under the laws of the State of California on January 17, 2002, at the direction of the Board of Directors of Plumas Bank for the purpose of becoming a bank holding company to acquire all of the outstanding capital stock of Plumas Bank. The principal location of Plumas Bancorp and its operations will be at the administrative offices of Plumas Bank located at 35 S. Lindan Avenue, Quincy, California 95971.

     In order to effect the reorganization and to initially provide Plumas Bancorp with working capital, Walter Sphar, a director of Plumas Bank and also of Plumas Bancorp, loaned $35,000 to Plumas Bancorp, payable with interest. In addition, Mr. William E. Elliott, President and CEO and a director of Plumas Bank and Plumas Bancorp has purchased 100 shares of the common stock of Plumas Bancorp at an aggregate purchase price of $150. Upon the completion of the reorganization, the loan will be repaid and the 100 shares of Plumas Bancorp’s common stock will be repurchased and canceled by Plumas Bancorp for the sum of $150. Presently, 100 shares of Plumas Bancorp’s common stock are outstanding, and Plumas Bancorp will have no additional stock issued until after the shareholders of Plumas Bank have approved the plan of reorganization and merger agreement and the reorganization is completed.

Management and Directors of Plumas Bancorp

     The present Board of Directors of Plumas Bancorp is composed of the ten current directors of Plumas Bank, and consists of the following individuals:

Jerry V. Kehr	William E. Elliott	Alvin G. Blickenstaff
Gerald W. Fletcher	Arthur C. Grohs	Christine McArthur
Terrance J. Reeson	Walter Sphar	Thomas Watson
Daniel E. West

     Upon completion of the reorganization, the business of Plumas Bank will be conducted as a subsidiary of Plumas Bancorp, and will be carried on with the same directors, officers, personnel, property and name as before the transaction. Plumas Bancorp will not pay its executive officers any amounts in addition to the amounts they receive as executive officers of Plumas Bank.

     The following directors and officers of Plumas Bank have agreed to serve as the initial directors and officers of Plumas Bancorp:

	Position with	Position with
Name	Plumas Bank	Plumas Bancorp

Jerry V. Kehr	Chairman	Chairman
William E. Elliott	President & CEO	President & CEO
Alvin G. Blickenstaff	Director	Director
Gerald W. Fletcher	Director	Director
Arthur C. Grohs	Director	Director
Christine McArthur	Director	Director
Terrance J. Reeson	Director & Secretary	Director & Secretary
Walter Sphar	Director	Director
Thomas Watson	Director	Director
Daniel E. West	Director	Director
Douglas Biddle	Executive VP & CAO	Executive VP & CFO

     The business of Plumas Bank will be carried on after the reorganization, with the same officers, employees, properties and directors.

Supervision and Regulation of Plumas Bancorp

     Upon completion of the reorganization, Plumas Bancorp will become a bank holding company within the meaning of the Bank Holding Company Act, and will become subject to the supervision and regulation of the Federal Reserve Board. A notice application for prior approval to become a bank holding company has previously been filed by Plumas Bancorp with the Federal Reserve Board.

     As a bank holding company, Plumas Bancorp will be required to register with the Federal Reserve Board within 180 days after the reorganization is completed, and, thereafter, to file annual reports and other information concerning its business operations and those of its subsidiaries as the Federal Reserve Board may require. The Federal Reserve Board also has the authority to examine Plumas Bancorp and each of its respective subsidiaries, as well as any arrangements between Plumas Bancorp and any of its respective subsidiaries, with the cost of any such examination to be borne by Plumas Bancorp.

     In the future, Plumas Bancorp will be required to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting securities of any bank if, after giving effect to such acquisition, Plumas Bancorp would own or control more than 5 percent of the voting shares of such bank.

     A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases, sales, or the furnishing of services. For example, Plumas Bank will generally be prohibited from extending credit to a customer on the condition that the customer also obtain other services furnished by Plumas Bancorp, or any of its subsidiaries, or on the condition that the customer promise not to obtain financial services from a competitor. Plumas Bancorp and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

     Plumas Bancorp and any subsidiaries, which it may acquire or organize after the reorganization, will be deemed affiliates of Plumas Bank within the meaning of the Federal Reserve Act. Loans by Plumas Bank to affiliates, investments by Plumas Bank in affiliates’ stock, and taking affiliates’ stock by Plumas Bank as collateral for loans to any borrower will be limited to 10 percent of Plumas Bank’s capital, in the case of each affiliate, and 20 percent of Plumas Bank’s capital, in the case of all affiliates. In addition, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and, in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as that term is defined in the Federal Reserve Act. Such restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts.

     A bank holding company is also prohibited from itself engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in nonbanking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board by order or regulation to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making these determinations, the Federal Reserve Board considers whether the performance of such activities by a bank holding company or a bank holding company subsidiary would offer advantages to the public, which outweigh possible adverse effects.

     After the consummation of the reorganization, Plumas Bancorp will be subject to the regulatory capital requirements of the Federal Reserve Board with respect to a bank holding company, and these requirements are similar to the regulatory capital requirements of the FDIC as applied to Plumas Bank. If the capital of Plumas Bancorp falls below the minimum levels established by Federal Reserve Board, Plumas Bancorp may be denied approval to acquire or establish additional banks or non-bank businesses. In addition, the failure to satisfy applicable capital guidelines could subject Plumas Bancorp to a variety of enforcement actions.

     In the calculation of risk-based capital, assets and off-balance sheet items are assigned to broad risk categories. Off-balance sheet items are also taken into account in the calculation of risk-based capital, with each class of off-balance sheet item being converted to a balance sheet equivalent. From these computations, the total of risk-weighted assets is derived. Risk-based capital ratios therefore state capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios established by guidelines are minimums only.

     Current risk-based capital guidelines require all bank holding companies to maintain a minimum risk-based total capital ratio equal to 8% and a Tier 1 capital ratio of 4%. Intangibles other than readily marketable mortgage servicing rights are generally deducted from capital. Tier 1 capital includes common shareholder’s equity, qualifying perpetual preferred stock (within limits and subject to certain conditions), and minority interests in equity accounts of consolidated subsidiaries, less intangibles. Tier 2 capital includes: (i) the allowance for loan losses up to 1.25% of risk-weighted assets; (ii) any qualifying perpetual preferred stock exceeding the amount includable in Tier 1 capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities and (vi) subordinated debt and intermediate term preferred stock of up to

50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital, less reciprocal holdings of other banking organizations and capital instruments. Plumas Bancorp is expected to be “well capitalized” as to all of the regulatory capital ratios using the definition of “well capitalized” as applied to banks at the time of the reorganization.

     Federal Reserve Regulation Y sets out those activities which are regarded as closely related to banking or managing or controlling banks, and thus, are permissible activities that may be engaged in by bank holding companies subject to approval in certain cases by the Federal Reserve Board. The Gramm-Leach-Bliley Act (“GLBA”) allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company is allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. GLBA also allows bank holding companies to engage in any activity considered “financial” in nature or incidental to such financial activities.

     Although Plumas Bancorp has no present plans, agreements or arrangements to engage in any nonbanking activities, Plumas Bancorp may consider in the future engaging in one or more of the above activities, subject to the approval of the Federal Reserve Board.

     Directors, executive officers, and principal shareholders of Plumas Bancorp will be subject to restrictions on the sale of their Plumas Bancorp stock under Rule 144 as promulgated under the Securities Act of 1933.

Indemnification of Plumas Bancorp’s
Directors and Officers

     Plumas Bancorp’s Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification, in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: amounts paid in settling or otherwise disposing of a pending action without court approval; expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; or matters which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified.

     The Bylaws provide that Plumas Bancorp will indemnify its directors, officers and employees and that such right to indemnification shall be a contract right. The Bylaws also provide that Plumas Bancorp may purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Plumas Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Bylaws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Plumas Bancorp pursuant to the foregoing, Plumas Bancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Plumas Merger Company

General Background

     At the direction of the Board of Directors of Plumas Bank, Plumas Merger Company was incorporated on February 1, 2002. It was organized to facilitate the reorganization. On the date of the reorganization, Plumas Bank will merge with Plumas Merger Company, with Plumas Bank as the surviving entity.

Initial Capitalization

     Plumas Merger Company was initially capitalized through the purchase of 100 shares of its common stock by Plumas Bancorp for an aggregate sum of $100.00. The 100 shares of capital stock of Plumas Merger Company issued and outstanding immediately prior to the date of reorganization shall be converted into and exchanged by Plumas Bancorp for 100 shares of Plumas Bank common stock. Plumas Merger Company will disappear and all of the outstanding shares of Plumas Bank common stock will be owned by Plumas Bancorp.

Plumas Bank

General

     Plumas Bank (the “Bank”) was incorporated under the laws of the State of California on July 30, 1980 and, with the approval of the California State Banking Department, opened for business on December 13, 1980. The Bank’s primary business is to provide financial services to the local families and businesses of Plumas, Lassen, Sierra, Nevada, Shasta and Modoc Counties. The Bank has no parents, affiliates or subsidiaries. The Bank is a state chartered banking institution, which has chosen not to become a member of the Federal Reserve System. The Bank’s deposits are insured to the maximum amount permitted by law under the Federal Deposit Insurance Act.

     At December 31, 2001, the Bank had total assets of $275.1 million, composed primarily of loans, investment securities (principally U.S. government and agency securities), cash and due from banks and other non-interest earning assets. For the year ended December 31, 2001, the Bank’s total revenues amounted to $22.0 million. The principal sources of the Bank’s revenues are: interest and fees on loans, interest on investments and deposit account and other service charges and fees. For the year ended December 31, 2001, these sources comprised 74%, 11%, and 7% respectively, of the Bank’s total revenues.

Bank Services

     Plumas Bank is a locally owned and operated full-service community bank offering a broad range of consumer and commercial banking and investment services. Management is committed to running the Bank as a relationship-based, community bank serving the needs of individuals and small to medium-sized businesses in the local market areas surrounding the Bank’s branches. The strategy for serving the Bank’s target markets is the delivery of value-added products and services that satisfy the primary needs of the Bank’s customers, emphasizing superior service and relationships rather than transaction volume. The Bank’s operations, like those of other financial institutions operating in California, are significantly influenced by economic conditions in California, including energy and energy-related issues, the strength of the real estate market, and the fiscal and regulatory policies of the federal government and of the regulatory authorities that govern financial institutions. See - Supervision and Regulation.

     The Bank is headquartered in Quincy, California and it maintains nine full-service branches in Northeastern California, providing financial services to the communities of Quincy, Portola, Greenville, Westwood, Susanville, Chester, Alturas, Fall River Mills and Truckee and their surrounding communities. The Truckee branch was opened on February 12, 2001. In addition to the full-service branches, the Bank operates four independent ATM sites in the Northeastern California communities of Graeagle, Lake Almanor, Susanville and Cedarville.

     The Bank offers a broad range of services to individuals and businesses in its primary service area with an emphasis upon efficiency and personalized attention. The Bank provides a full line of consumer and business products and services, such as, personal and business checking accounts and savings accounts, individual interest-bearing negotiable order of withdrawal accounts (“NOW” accounts), money market accounts, accounts combining checking and savings accounts with automatic transfers, IRA accounts, and time certificates of deposit. Most of the Bank’s deposits are attracted from individuals and small and medium-sized business-related sources. The Bank also attracts some deposits from municipalities and other governmental agencies. In connection with the deposits of municipalities or other governmental agencies or entities, the Bank is required to pledge securities to secure such deposits.

     As of December 31, 2001, the Bank had 10,961 accounts representing $53.5 million in non-interest bearing demand deposits, with an average balance of $4,885. It also had 3,944 accounts representing $32.5 million in interest bearing demand deposits, with an average balance of $8,230. The Bank had 10,590 accounts representing $35.2 million in savings deposits, with an average balance of $3,326. The Bank had 1,323 accounts representing $44.4 million in money market deposits, with an average balance of $33,595. In addition, it had 3,495 accounts representing $86.5 million in time deposits with an average balance of $24,760.

     The Bank also engages in a full complement of lending activities with particular emphasis on short and medium-term obligations. Some of the Bank’s lending activities include, real estate mortgage, commercial and industrial, real estate construction, Government guaranteed financing, agricultural, consumer loans, as well as overdraft protection lines of credit and standby letters of credit. The Bank’s loan portfolio is not concentrated in any one industry, although approximately 46% of the Bank’s loans are secured by real estate. A loan may be secured (in whole or in part) by real estate even thought the purpose of the loan is not to facilitate the purchase or development of real estate. At December 31, 2001, the Bank had loans outstanding of $183.7 million, which represented 72.8% of the Bank’s total deposits and 66.8% of its total assets.

     Real estate mortgage loans are secured by deeds of trust on residential or commercial property. Repayment of real estate mortgage loans is generally from the cash flow of the borrower. Commercial and industrial loans have a high degree of industry diversification. A substantial portion of the commercial and industrial loans not secured by real estate are secured by accounts receivable, inventory, leases or other collateral. The remainder are unsecured; however, extensions of credit are predicated on the financial capacity of the borrower. Repayment of commercial loans is generally from the cash flow of the borrower. Real estate construction loans consist primarily of loans to individuals and residential contractors, which are secured by single-family residential properties. All real estate loans have established equity requirements. Repayment of real estate construction loans is generally from long-term mortgages with other lending institutions. Agricultural loans are generally secured by land, equipment, inventory and receivables. Repayment of this loan category is from the cash flow of the borrower. At December 31, 2001, real estate mortgage loans, commercial and industrial loans, consumer loans, agricultural loans and real estate construction loans constituted approximately 27.7%, 27.2%, 25.7%, 11.9% and 7.5%, respectively of the Bank’s total loan portfolio.

     In the normal course of business, the Bank makes various loan commitments and incurs certain contingent liabilities. At December 31, 2001, these financial instruments included commitments to extend credit of $35.8 million, and standby letters of credit of $279,000. Of the $35.8 million in loan commitments outstanding at December 31, 2001, $20.2 million were on loans with maturities of one year or less. Due to the nature of the business of Plumas Bank’s customers, there are no seasonal patterns or absolute predictability to the utilization of unused loan commitments; therefore the Bank is unable to forecast the extent to which these commitments will be exercised within the current year. The Bank does not believe that any such utilization will constitute a material liquidity demand. In addition, neither the Bank’s business or liquidity is seasonal, and there has been no material effect upon the Bank’s capital expenditures, earnings or competitive position as a result of federal, state or local environmental regulation.

     In addition to the loan and deposit services discussed above, the Bank also offers a wide range of specialized services designed to attract and service the needs of retail and commercial customers and account holders. These services include ATMs tied in with major statewide and national networks, honoring merchant drafts for both VISA and MasterCard, as well as offering MasterCard and Visa credit cards to its customers, internet banking, cashier’s checks, traveler’s checks, money orders, foreign drafts, and direct deposit of social security, pension and payroll checks. Plumas Bank does not operate a trust department; however, it makes arrangements with its correspondent bank to offer trust services to its customers on request.

Employees

     As of December 31, 2001, the Bank employed 164 persons, with a full-time equivalent (FTE) of 146, including 4 executive officers. The Bank’s employees are not represented by a union or covered by a collective bargaining agreement. Management of the Bank believes that, in general, its employee relations are excellent.

Properties

     The Bank’s administrative office is located at 35 S. Lindan Avenue, Quincy, California. In total, as of February 28, 2002, the Bank had fifteen properties consisting of nine branch offices, four off-site ATM’s, the administrative office and a loan service office. The loan service office is currently under construction with an expected completion date in the spring of 2002.

     Management believes that its existing and proposed facilities are adequate for its present purposes and anticipated growth in the foreseeable future.

LEASED PROPERTIES

315 Birch Street	11429 Donner Pass Road
Westwood, California	Truckee, California

7597 Highway 89	Peninsula Drive & Big Cove Road
Graeagle, California *^	Lake Almanor, California *^

50 Grand Avenue	502 Main Street
Susanville, California *^	Cedarville, California *^

OWNED PROPERTIES

35 S. Lindan Avenue	336 West Main Street
Quincy, California ^	Quincy, California

120 N. Pine Street	121 Crescent Street
Portola, California	Greenville, California

43163 Highway 299E	3000 Riverside Drive
Fall River Mills, California	Susanville, California

255 Main Street	510 N. Main Street
Chester, California	Alturas, California

32 Central Avenue
Quincy, California ^

^	Non-branch property

*	ATM-only location

Legal Proceedings

     From time to time, Plumas Bank is a party to claims and legal proceedings arising in the ordinary course of business. The Bank’s management is not aware of any material pending litigation proceedings to which it is a party or has recently been a party to, which will have a material adverse effect on the financial condition or results of operations of Plumas Bank.

Competition

     The banking business in California generally is highly competitive with respect to both loans and deposits, and is dominated by major banks with many offices operating over a wide geographic area. The Bank competes for deposits and loans principally with other commercial banks, savings and loan associations, finance companies, money market funds, credit unions and other financial institutions, including a number that are much larger than Plumas Bank. As of December 31, 2001 there were 29 banking offices, including 11 offices of 4 major chain banks, operating within Plumas Bank’s primary market areas in the Plumas, Lassen, Nevada, Modoc, Shasta and Sierra counties. There has been increased competition for deposit and loan business over the last several years as a result of deregulation. Many of the major commercial banks operating in Plumas Bank’s market areas offer certain services, such as trust and international banking services, which Plumas Bank does not offer directly. Additionally, banks with larger capitalization have larger lending limits and are thereby able to serve larger customers.

     In addition to competition from insured depository institutions, principal competitors for deposits and loans have been mortgage brokerage companies, insurance companies, brokerage houses, credit card companies and even retail establishments offering investment vehicles such as mutual funds, annuities and money market funds, as well as traditional bank-like services such as check access to money market funds, or cash advances on credit card accounts. Also, other entities (both public and private) seeking to raise capital through the issuance and sale of debt or equity securities also represent a source of competition for the Bank with respect to acquisition of deposits.

     In order to compete with the other financial institutions in its principal marketing area, Plumas Bank relies principally upon local promotional activities, extended hours and specialized services, personal contacts by its officers, directors and employees, and close connections with its community. For customers whose loan demands exceed the Bank’s lending limit, the Bank attempts to arrange for such loans on a participation basis with other commercial community banks. The Bank also assists customers requiring other services not offered by the Plumas Bank in obtaining such services from its correspondent banks.

Supervision and Regulation of Plumas Bank

     General: Plumas Bank, as a California state-chartered member bank whose deposits are insured by the FDIC up to the maximum legal limits thereof, is subject to regulation, supervision and regular examination by the Commissioner of Financial Institutions and the Federal Deposit Insurance Corporation. Plumas Bank is also subject to provisions of the Federal Reserve Act and their regulations. The regulations of these various agencies govern most aspects of Plumas Bank’s business, including required reserves on deposits, investments, loans, certain of their check clearing activities, issuance of securities, payment of dividends, branching and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in California and the United States, Plumas Bank’s business is particularly susceptible to changes in California and federal legislation and regulations which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

     Impact of Monetary Policies: Banking is a business, which depends on interest rate differentials. In general, the difference between the interest paid by Plumas Bank on its deposits and its other borrowings and the interest received by Plumas Bank on loans extended to its customers and securities held in its portfolio, comprises the major portion of Plumas Bank’s earnings. These rates are highly sensitive to many factors, which are beyond the control of Plumas Bank. Accordingly, the earnings and growth of Plumas Bank are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

     The earnings and growth of Plumas Bank are affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and by varying the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact that future changes in fiscal or monetary policies or economic controls may have on Plumas Bank’s business and earnings cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting Plumas Bank’s net income.

     Recent Legislation and Other Changes: From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions.

Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory agencies. Certain of the potentially significant changes which have been enacted recently and others, which are currently under consideration by Congress or various regulatory agencies, are discussed below.

     The terrorist attacks in September, 2001, have impacted the financial services industry and have already led to federal legislation that attempts to address certain issues involving financial institutions. On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

     Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLA”). IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, and/or other financial institutions. These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

     Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLA also amends the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing an application under these acts.

     Whether or not regulations are adopted, IMLA becomes effective July 23, 2002. Additional regulations are to be adopted during 2002 to implement minimum standards to verify customer identity, to encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, to prohibit the anonymous use of “concentration accounts,” and to require all covered financial institutions to have in place a Bank Secrecy Act compliance program.

     The Federal Reserve Board and the Secretary of the Treasury in January 2001 jointly adopted a final rule governing merchant banking investments made by financial holding companies. The rule implements provisions of the Gramm-Leach-Bliley Act discussed below that permit financial holding companies to make investments as part of a bona fide securities underwriting or merchant or investment banking activity. The rule provides that a financial holding company may not, without Federal Reserve Board approval, directly or indirectly acquire any additional shares, assets or ownership interests or make any additional capital contribution to any company the shares, assets or ownership interests of which are held by the financial holding company subject to the rule if the aggregate carrying value of all merchant banking investments held by the financial holding company exceeds:

•	30 percent of the Tier 1 capital of the financial holding company, or

•	after excluding interests in private equity funds, 20 percent of the Tier 1 capital of the financial holding company.

     A separate final rule will establish the capital charge of merchant banking investments for the financial holding company.

     The American Homeownership and Economic Opportunity Act of 2000 was enacted in late 2000 and provides for certain regulatory and financial relief to depository institutions. With respect to savings and loan associations, the Home Owners’ Loan Act was amended to

•	repeal the savings association liquidity requirements, and

•	permit a savings and loan holding company with prior approval to acquire more than 5% of the voting shares of a nonsubsidiary savings association or nonsubsidiary savings and loan holding company.

     With respect to national banks, the Banking Act of 1933 was amended to allow a national bank to

•	specifically reorganize into a bank holding company structure or merge with subsidiaries and nonbank affiliates

•	have more than 25 directors as may be allowed by the Comptroller,

•	have director terms of up to three years,

•	have a classified board, and

•	allow the repurchase of stock to prevent loss upon a previously contracted debt without having to dispose of it within a period of six months.

     In addition, federal banking law was amended to authorize the Comptroller to waive the citizenship requirement for a minority of the directors on a national bank board and to repeal the 20% surplus requirement for national banks. As to depository institutions, in general, the federal banking agencies are to develop a system for the electronic filing and dissemination of depository institution call reports.

     The Gramm-Leach-Bliley Act (“GLBA”) was enacted in late 1999. GLBA, among other things, repeals the Glass-Steagall Act. The Glass-Steagall Act enacted in the depression era prohibited banks from affiliating with securities firms. In addition, GLBA allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company will be allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. Currently, bank holding companies are strictly limited in the amount of insurance and securities underwriting activities in which they may engage.

     GLBA also allows bank holding company companies to engage in any activity considered “financial” in nature or incidental to such financial activities. Under the existing Bank Holding Company Act, incidental activities are limited to those that are “banking” in nature or incidental to such banking activities.

     Financial activities include, as well as lending, providing insurance as an agent, broker or as principal, issuing annuities, underwriting, and dealing in or making a market in securities. All insurance activities that are to be conducted must be conducted in compliance with applicable state laws. In connection with insurance sales the United States Supreme Court case of Barnett Bank of Marion County N.A. v. Nelson, 116 S. Ct. 1103 (1996) is followed by GLBA, and GLBA further provides that “no state may, by statute, regulation, order, interpretation, or other action, prevent or significantly interfere with the ability of an insured depository institution, or a subsidiary or affiliate thereof, to engage, directly or indirectly, either by itself or in conjunction with a subsidiary, affiliate, or any other party, in any insurance sales, solicitation, or cross-marketing activity.”

     The Community Reinvestment Act provisions in GLBA require that any new bank holding company that is formed meet the conditions that all of the company’s insured depository institutions are well capitalized, well managed and received at least a satisfactory rating in the most recent Community Reinvestment Act examination.

     Other key aspects of GLBA include the following:

•	streamlining bank holding company supervision by defining the roles of the Federal Reserve and other federal and state regulators;

•	prohibiting FDIC assistance to affiliates and subsidiaries of banks and thrifts;

•	allowing a national bank that is well capitalized and well managed to establish new operating subsidiaries that may engage in financial activities other than insurance underwriting, merchant banking, insurance company portfolio investments, real estate development and real estate investment, so long as the aggregate assets of all financial subsidiaries do not exceed 45% of the parent’s assets or $50 billion, whichever is less;

•	permitting national banks to underwrite municipal bonds;

•	providing that securities activities conducted by a bank subsidiary will be subject to regulation by the Securities and Exchange Commission;

•	providing that insurance activities conducted by a bank subsidiary will be subject to regulation by the applicable state insurance authority;

•	replacing broker-dealer exemptions allowed to banks with limited exemptions;

•	providing that de novo unitary thrift holding company applications received by the Office of Thrift Supervision after May 4, 1999 shall not be approved;

•	providing that existing unitary thrift holding companies may only be sold to financial companies;

•	adopting new privacy provisions which allow customers to “opt out” of sharing nonpublic personal information with nonaffiliated third parties subject to certain exceptions;

•	requiring that ATM’s which impose a fee on noncustomers to disclose on the ATM screen the amount of the fee prior to a transaction becoming irrevocable on the ATM;

•	providing regulatory relief to smaller banks with less than $250 million in total assets with respect to the frequency of CRA examinations. The time between examinations may be as long as five years for small banks and savings and loans; and

•	requiring plain language for federal banking agency regulations.

     It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on Plumas Bank and on the financial institutions industry in general. Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or California legislature.

Capital Ratios

     As of December 31, 2001, Plumas Bank’s leverage ratio was 7.4%, its Tier 1 risk-based capital ratio was 9.3%, and its total risk-based capital ratio was 10.3%. Based upon these capital ratios and Plumas Bank’s standing with the FDIC, Plumas Bank is considered a well capitalized institution.

Selected Financial Information

     The following table sets forth selected financial information concerning Plumas Bank for the five-year period ended December 31, 2001:

(Dollars in thousands,
except per share data)	2001	2000	1999	1998	1997

Balance Sheet
Total assets	$275,090	$243,601	$212,315	$201,046	$159,744
Total loans	183,676	164,004	128,883	102,173	90,233
Allowance for loan losses	2,153	1,888	1,608	1,361	1,263
Total deposits	252,206	223,256	194,163	184,905	145,457
Total stockholders’ equity	20,617	18,165	16,813	15,349	13,568

Income Statement
Total interest income	18,981	18,279	15,332	14,168	12,179
Total interest expense	6,373	6,724	5,096	5,222	4,320
Net interest income	12,608	11,555	10,236	8,946	7,859

Provision for loan losses	725	500	480	400	400
Noninterest income	3,022	2,343	2,142	2,057	1,562
Noninterest expense	10,480	9,431	8,188	7,429	6,073
Net income	2,758	2,563	2,268	2,004	1,809

Per Share Data
Net income
Basic	1.31	1.23	1.08	0.98	0.90
Diluted	1.29	1.19	1.01	0.90	0.83
Book Value	9.69	8.84	7.98	7.28	6.44
Weighted Average Shares Outstanding
Basic	2,109,318	2,079,975	2,091,823	2,048,532	2,010,437
Diluted	2,137,271	2,157,121	2,235,163	2,197,290	2,168,207

Performance Ratios
Return on average assets	1.07%	1.12%	1.10%	1.06%	1.17%
Return on beginning equity	15.18%	15.24%	14.78%	14.77%	15.13%
Return on average equity	14.20%	14.90%	14.09%	13.94%	14.19%
Total loans to deposits	72.83%	73.46%	66.38%	55.26%	62.03%
Net interest margin	5.50%	5.84%	5.53%	5.40%	5.63%
Efficiency ratio	67.05%	67.86%	66.15%	67.52%	64.46%

Price Range of Plumas Bank’s Common Stock

     The shares of Plumas Bank’s common stock are quoted on the OTC Bulletin Board under the symbol “PLBA”. The shares of Plumas Bank’s common stock are not listed on a national exchange, and there is no established public market for Plumas Bank common stock. Plumas Bank currently has three market makers in its shares of common stock. These include Pacific Crest Securities, First Security Van Kasper and Hoefer & Arnett. Plumas Bank is also aware of 29 securities dealers, many of which periodically act as brokers in Plumas Bank’s common stock. The high and low sales prices and volume of trades concerning Plumas Bank’s common stock are provided in the chart below.

	Sales Prices(1)

Calendar Quarter	High	Low

2002
First quarter*	$15.50	$15.30

2001
Fourth quarter	15.00	11.15
Third quarter	13.70	11.25
Second quarter	12.25	10.50
First quarter	11.69	9.56

2000
Fourth quarter	10.50	9.63
Third quarter	10.88	9.75
Second quarter	11.13	10.00
First quarter	13.00	10.50

*	Through March 14, 2002

Dividends

     Plumas Bank has paid cash dividends of $0.30 per share on April 10, 2001, $0.30 per share on April 3, 2000 and $0.60 per share on April 9, 1999. The dividend of April 9, 1999 was adjusted for a three-for-two stock split that occurred on June 15, 1999. The payment of dividends in the future is subject to the discretion of the Board of Directors of Plumas Bank and will depend on Plumas Bank’s earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. After the reorganization, it is expected that Plumas Bank will pay a dividend to Plumas Bancorp in the amount of approximately $50,000 to pay for the reorganization costs and initial capitalization and provide Plumas Bancorp with working capital. If the reorganization is approved, Plumas Bancorp may pay future dividends to shareholders. The payment of cash dividends by Plumas Bancorp in the future is subject to the discretion of the Board of Directors of Plumas Bancorp and will depend on Plumas Bank paying a cash dividend to Plumas Bancorp. Plumas Bank’s ability to pay a cash dividend to Plumas Bancorp will depend on Plumas Bank’s earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends.

Unaudited Pro Forma Capitalization

     The following table sets forth the audited actual capitalization of Plumas Bank at December 31, 2001, the unaudited proposed capitalization of Plumas Merger Company and Plumas Bancorp immediately prior to completion of the reorganization, and the pro forma capitalization of Plumas Bank and Plumas Bancorp on a consolidated basis to reflect the completion of the reorganization.

				Pro Forma of
				Plumas Bancorp
		Plumas	Plumas	and
	Plumas Bank	Merger Company(1)	Bancorp(2)	Plumas Bank

	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ Equity:
Common stock	$2,347,000	$100	$150	$2,347,000
Other capital accounts	18,270,000			18,270,000

Total	$20,617,000	$100	$150	$20,617,000

Per Share Data:
Common stock
Authorized	7,464,960	1,000,000	10,000,000	10,000,000
Outstanding	2,128,223	100	100	2,128,323

(1)	Funds to capitalize Plumas Merger Company were obtained by issuing 100 shares to Plumas Bancorp for $100. At the time of the reorganization, Plumas Bancorp will receive $100, and the shares of Plumas Merger Company common stock will be exchanged for shares of Plumas Bank common stock.

(2)	Funds to capitalize Plumas Bancorp were obtained by a loan in the amount of $35,000 and the issuing of a total of 100 shares of Plumas Bancorp for the sum of $150.00. Upon completion of the reorganization, the loan will be repaid and Plumas Bancorp will repurchase the 100 shares.

     As of December 31, 2001, Plumas Bank had issued and outstanding 2,128,223 shares of common stock, which, based upon the December 31, 2001 total shareholders’ equity of Plumas Bank of $20.6 million, results in a book value of $9.69 per share for Plumas Bank common stock. After the reorganization and the one-for-one share exchange of Plumas Bank common stock for Plumas Bancorp common stock, and based on the shares outstanding as of the March 22, 2002 record date, Plumas Bancorp will have 2,129,519 shares of common stock issued and outstanding, plus any additional shares up to 120,480 shares of common stock which become outstanding pursuant to the exercise of outstanding stock options under Plumas Bank’s 1991 and 2001 Stock Option Plans.

Financial Statements and Related Matters

     Plumas Bank’s audited statements of condition as of December 31, 2001 and 2000 and related audited statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2001, prepared in conformity with accounting principles generally accepted in the United States of America, report of independent public accountants, and management’s discussion and analysis of financial condition and the results of operations are set forth in Plumas Bank’s 2001 Annual Report to Shareholders which is being delivered with this proxy statement/prospectus.

Management of Plumas Bank

Directors and Executive Officers

     The following table sets forth, as of March 1, 2002, the names of, and certain information regarding, the directors of Plumas Bank.

		Year First	Principal Occupation
Name and Title		Appointed	During the
Other than Director	Age	Director	Past Five Years

William E. Elliott President and CEO Director	61	1987	President and CEO of Plumas Bank since March 1987, Quincy, CA.

Jerry V. Kehr	72	1980	Real Estate Broker, Coldwell Banker, Kehr/O’Brien Real Estate, Chester, CA.

Alvin G. Blickenstaff	65	1988	Farmer and Rancher, owner and operator of Blickenstaff Ranch, Janesville, CA.

Gerald W. Fletcher	59	1988	Rancher and Real Estate Broker, Susanville, CA.

Arthur C. Grohs	65	1988	Retired. Former Retailer, Susanville, CA.

Christine McArthur	40	1999	Owner and operator of McArthur Farm Supply, Inc., ranching operation, McArthur Livestock, McArthur, CA.

Terrance J. Reeson	57	1985	Executive Director, Main Street Chamber of Commerce, Quincy, CA.

Walter Sphar	71	1988	Owner and operator of Walt Sphar Trucking, Likely, CA.

Thomas Watson	58	2001	Owner and operator of Truckee River Associates, a real estate development management firm in Truckee, CA.

Daniel E. West	48	1997	Operations Manager, Graeagle Land & Water Co., a land management company. President, Graeagle Water Co, a private water utility, Graeagle, CA

     All of the above directors are nominees for the members of Plumas Bank’s Board of Directors. In addition, all of the directors named above have served as members of Plumas Bank’s Board of Directors during the year 2001. All nominees will continue to serve if elected at the meeting until the 2003 annual meeting of shareholders and until their successors are elected and have been qualified. None of the directors were selected pursuant to any arrangement or understanding other than with the directors and executive officers of Plumas Bank acting within their capacities as such. There are no family relationships between any of the directors of Plumas Bank. No director of Plumas Bank serves as a director of any company that has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934, or of any company registered as an investment company under the Investment Company Act of 1940.

The Board of Directors and Committees

     Plumas Bank’s Board of Directors met 14 times in 2001. None of Plumas Bank’s directors attended less than 75 percent of all Board of Directors’ meetings and committee meetings of which they were a member, except Mr. Sphar who missed 50 percent of the Audit Committee meetings.

Audit Committee

     Plumas Bank has an audit committee composed of Mr. Reeson, Chairman and Messrs. Grohs, Sphar and Watson. The audit committee met six times during 2001. The audit committee functions are to review all internal and external audits including the audit by Perry-Smith LLP, Plumas Bank’s independent auditor, report any significant findings of audits to the Board of Directors, and ensure that the internal audit plans are met, programs are carried out, and weaknesses are addressed. The audit committee meets annually to discuss and review the overall audit plan. The Board of Directors has adopted a written charter for the audit committee.

Audit Committee Report

     This report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Plumas Bank specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Acts.

     The Board of Directors and the audit committee has reviewed Plumas Bank’s audited financial statements and discussed such statements with management. The Board of Directors and the audit committee has discussed with Perry-Smith LLP, Plumas Bank’s independent auditors during the year 2001, the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit and Finance Committees, as amended).

     The audit committee received written disclosures and a letter from Perry-Smith LLP, required by Independence Standards Board Standard No. 1 and has discussed with them their independence from management. The audit committee has also considered whether the independent auditors’ provision of other non-audit services is compatible with the auditors’ independence.

     Based on the review and discussions noted above, the audit committee recommended to the Board of Directors that Plumas Bank’s audited financial statements be included in Plumas Bank’s Annual Report on Form 10-K for the year ended December 31, 2001, for filing with the Federal Deposit Insurance Corporation.

     Each of the audit committee members satisfies the definition of independent director as established in the NASDAQ listing standards. The audit committee has also confirmed that there have been no new circumstances or developments since their respective appointments to the audit committee that would impair any member’s ability to act independently.

Audit Committee Members

Terrance J. Reeson Thomas Watson	Arthur C. Grohs	Walter Sphar

Personnel Committee

     Plumas Bank has a personnel committee that met one time in 2001. The personnel committee consists of Mr. Grohs, Chairman and Messrs. Kehr, Blickenstaff and Elliott. The purpose of the personnel committee is to set policies, review salary recommendations, grant stock options and approve other personnel matters, which are in excess of management’s authority.

Personnel Committee Report

     The personnel committee establishes the overall executive compensation guidelines of Plumas Bank and establishes the compensation plans and specific compensation levels of the Chief Executive Officer and other executive officers. The personnel committee reviews its approach to executive compensation annually.

     The personnel committee believes that executive officer compensation should be closely aligned with the performance of Plumas Bank on a short-term and long-term basis, and that such compensation should be structured to assist Plumas Bank in attracting and retaining key executives critical to its long-term success. To that end, the personnel committee’s policy for compensation packages of executive officers consists of three components: (i) an annual base salary; (ii) the potential to earn incentive bonuses dependent on Plumas Bank’s performance and, in certain cases, individual performance as well, and (iii) stock option awards and salary continuation plans designed to link shareholder interests with those of executive management by providing long-term incentives to executive officers of Plumas Bank. The performance based aspects, items (ii) and (iii) above, are considered major elements of the overall compensation program.

Compensation of Directors and Executive Officers

Director Compensation

     During 2000, directors, except the Chairman, each received $1,200 per month for serving on the Bank’s Board of Directors and committees. The Chairman received $1,500 per month.

     Deferred Fee Agreement: Effective May 1998 the Bank entered into Deferred Fee Agreements with board members Kehr and Schoensee. On March 3, 2001 the Bank entered into a Deferred Fee Agreement with board member Watson. The purpose of the Deferred Fee Agreements is to provide a board member an opportunity to defer his or her director fees as an incentive to continue service with the Bank. The agreement provides for deferral of director fees to the earlier of an agreed upon distribution date or the termination of director services for any reason. The Bank will accrue interest on all deferred director fees at an annual floating percentage rate of the current Prime Rate minus 1%. In the event of death prior to retirement, the beneficiary will receive full-deferred fee benefits. In the event of disability wherein the director does not continue service with the Bank, the director is entitled to the full-deferred fee benefit accrued up to the point of director’s termination of service.

     Non-Qualified Stock Options: In August 1991, the Bank granted non-qualified stock options totaling 97,200 shares of its common stock at an exercise price of $2.81 per share to directors pursuant to its 1991 Stock Option Plan (the “1991 Plan”). The 1991 Plan was adopted by the Board of Directors in March 1991 and approved by the shareholders at the 1991 Annual Meeting. Non-qualified stock options representing 3,750 shares of stock were granted to a director of the Bank at an exercise price of $11.58 per share in November 1997. Non-qualified stock options representing 18,030 shares of stock were granted to directors of the Bank at an exercise price of $11.15 per share in November 1998. Non-qualified stock options representing 2,500 shares of stock were granted to a director of the Bank at an exercise price of $10.50 per share in August 2000.

     In November 2001, the Bank granted non-qualified stock options totaling 2,500 shares of its common stock at an exercise price of $12.44 per share to a director pursuant to its 2001 Stock Option Plan (the “2001 Plan”). The 2001 Plan was adopted by the Board of Directors in March 2001 and approved by the shareholders at the 2001 Annual Meeting.

     As of December 31, 2001, the Bank had 24,620 non-qualified stock options outstanding to directors of the Bank, of which 13,022 were exercisable. All stock options were granted at an exercise price of not less than one hundred percent (100%) of the fair market value of the stock on the date of the grant. The amount of options outstanding at December 31, 2001 (as well as the original option grant information presented above) has been adjusted to reflect the 2-for-1 stock split effective April 15, 1993, the 6-for-5 stock split effective May 15, 1995, the 6-for-5 stock split effective May 15, 1996 and the 3-for-2 stock split effective June 15, 1999.

     Each option granted under both the 1991 and 2001 Plans expires no later than ten (10) years from the date the option was granted. Both Plans allows the options granted to be exercised by the optionee according to a vesting schedule. The vesting of stock options occurs at a rate that provides for a 20% vesting for each completed year of service from the anniversary of the option grant date, for a total vesting of 100% after the completion of five years of service.

Director Emeritus Plans

     Director Retirement Agreement: Effective March 1, 1998 the Bank entered into Director Retirement (fee continuation) Agreements with board members Fletcher, Reeson, West, Blickenstaff, Wellenbrock, Grohs, Kehr, Schoensee and Sphar. The purpose of the fee continuation agreements is to provide a retirement benefit to the board members as an incentive to continue service with the Bank. The agreement provides for fee continuation benefits of up to $8,100 per year for 5 years after retirement. In the event of death prior to retirement, the beneficiary will receive full fee continuation benefits. In the event of disability wherein the director does not continue service with the Bank, the director is entitled to fee continuation benefits, at a reduced amount depending on the length of service with the Bank, beginning the month following termination of service. If the director terminates service with the Bank for a reason other than death or disability prior to the retirement age of 75, he/she will be entitled to fee continuation benefits at a reduced amount depending on the length of service with the Bank. The vesting of fee continuation benefits occurs at a rate that provides for a 6.67% vesting for each completed year of service, for a total vesting of 100% after the completion of fifteen years of service. The fee continuation benefits are informally funded by single premium life insurance policies. The directors are the insured parties and the Bank is the beneficiary of the policies.

     During April and May of 2000, the Director Retirement Agreements for the directors described above were modified to increase the amount of the annual benefit to $10,000 and extend the term to 12 years after retirement with these benefits beginning after the third anniversary of the director’s retirement. Additionally at this time, the Bank entered into a Director Retirement Agreement with board member McArthur. This increase in benefits was informally funded by single premium life insurance policies. The directors are the insured parties and the Bank is the beneficiary of the policies.

     Consulting Agreement: In May 2000, the Bank entered into Consulting Agreements with board members Blickenstaff, Fletcher, Grohs, Kehr, McArthur, Reeson, Schoensee, Sphar, Wellenbrock and West. The purpose of the Consulting Agreements is to provide consideration to the board members in exchange for consulting services. The agreements provide for consulting fees of $10,000 per year for 3 years after retirement. In the event of death prior to completion of the consulting services, the beneficiary will receive death benefits equal to the remaining unpaid consulting fee benefits. In the event of disability wherein the retired director is unable to continue consulting services with the Bank, the Bank may terminate the director’s consulting services. If the retired director voluntarily terminates his or her consulting services for other than good reason or if the Bank terminates the director’s consulting services for cause, the Consulting Agreement shall terminate.

Executive Officers

     The following table sets forth information, as of March 1, 2002, concerning executive officers of Plumas Bank:

		Position and Principal Occupation
Name	Age	For the Past Five Years

William E. Elliott	61	President and Chief Executive Officer of Plumas Bank.

Dennis Irvine	55	Executive Vice President and Chief Technology Officer of Plumas Bank.

Douglas Biddle	48	Executive Vice President and Chief Administrative Officer of Plumas Bank.

Robert Herr	53	Executive Vice President and Chief Credit Officer of Plumas Bank.

Executive Compensation

The persons serving as the executive officers of Plumas Bank received during 2001, and are expected to continue to receive in 2002, cash compensation in their capacities as executive officers of Plumas Bank.

The following Summary Compensation Table indicates the compensation of Plumas Bank’s executive officers.

Summary Compensation Table

Annual Compensation					Long Term Compensation

					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

				Other
				Annual	Restricted			All Other
				Compen-	Stock		LTIP	Compen-
		Salary	Bonus	sation	Award(s)	Options/	Payouts	sation
Name and Principal Position	Year	($)	($)	($)(1)	($)	SARs	($)	($)(2)

William E. Elliott	2001	158,938	53,000	4,503	0	0	0	608
President and Chief	2000	150,501	45,000	4,515	0	0	0	419
Executive Officer	1999	145,582	42,500	4,800	0	0	0	419

Dennis Irvine	2001	102,457	22,500	3,010	0	0	0	N/a
Executive Vice President and	2000	96,334	22,500	2,890	0	0	0	N/a
Chief Technology Officer	1999	93,980	20,000	2,770	0	0	0	N/a

Douglas Biddle	2001	107,072	25,000	3,145	0	0	0	N/a
Executive Vice President and	2000	100,834	22,500	3,700	0	0	0	N/a
Chief Administrative Officer	1999	98,465	20,000	3,503	0	0	0	N/a

Robert Herr	2001	95,806	15,000	2,269	0	0	0	N/a
Executive Vice President and	2000	80,284	0	0	0	5,000	0	N/a
Chief Credit Officer	1999	N/a	N/a	N/a	N/a	N/a	N/a	N/a

(1)	This amount represents Plumas Bank’s contribution under Plumas Bank’s 401(k) Plan.

(2)	This amount represents Plumas Bank’s cost of premiums for excess disability, medical and life insurance.

Option/SAR Exercises and Year-End Value Table

Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Value

(a)	(b)	(c)	(d)	(e)

				Value of
			Number of	Unexercised In-
			Unexercised	the-Money
			Options/SARs at	Options/SARs at
			Year-End(#)	Year-End($)
	Shares Acquired on	Value Realized	Exercisable/	Exercisable/
Name	Exercise(#)	($)	Unexercisable	Unexercisable

William E. Elliott	18,500	$147,954	Options Only 7,776/5,184	Options Only $29,000/$19,300

Dennis Irvine	3,900	$30,531	Options Only 3,888/2,592	Options Only $14,500/$9,700

Douglas Biddle	28,200	$225,530	Options Only 3,888/2,592	Options Only $14,500/$9,700

Robert Herr	0	$0	Options Only 1,000/4,000	Options Only $4,100/$16,500

     The Board of Directors of the Bank entered into an employment agreement with Mr. Elliott dated February 9, 1990, subsequently restated on October 15, 1999. Under the terms of the agreement the Bank has provided and will provide employment to Mr. Elliott from October 15, 1999 to July 1, 2004. His current annual base salary is $152,000 with future base salary increases to be granted at the sole discretion of the Board of Directors. The Bank also provides a $100,000 term life insurance policy on behalf of Mr. Elliott. Mr. Elliott is entitled to participate in any and all other employee benefits and plans existing or developed by the Bank. The Bank has the right to terminate the agreement for “cause”, as defined in the agreement. If the Board of Directors of the Bank determines that Mr. Elliott’s continued employment would be detrimental to the best interests of the shareholders, he will be entitled to termination pay of one (1) year’s salary or the balance due per the employment agreement, whichever is less.

     On October 13, 1993, the Bank’s Board of Directors entered into a salary continuation agreement with Mr. Elliott. The purpose of the salary continuation agreement is to provide special incentive to Mr. Elliott for his continuing employment with the Bank on a long-term basis. The agreement provides Mr. Elliott with salary continuation benefits of up to $75,000 per year for 15 years after retirement. In the event of death prior to retirement, Mr. Elliott’s beneficiary will receive the full salary continuation benefits. In the event of disability wherein Mr. Elliott does not continue employment with the Bank, Mr. Elliott is entitled to salary continuation benefits (which are reduced if at the time of disability he does not have 12 years of service with the Bank) beginning at age 65 or on the date on which he is no longer entitled to disability benefits under the Bank’s group disability insurance, whichever is earlier. If Mr. Elliott terminates employment with the Bank for a reason other than death or disability prior to the retirement age of age 65, he will be entitled to salary continuation benefits at a reduced amount depending on the length of service with the Bank. The vesting of salary continuation benefits is at the rate of 5% per year for the first four years of service, 10% per year for the next four years of service, 15% per year for the next two years of service and 5% per year for the next two years of service, for a total vesting of 100%. The salary continuation benefits are informally funded by single premium life insurance policies with Mr. Elliott as the insured party and the Bank as the beneficiary of the policies.

     On June 2, 1994, the Bank’s Board of Directors entered into salary continuation agreements with Mr. Biddle and Mr. Irvine. The purpose of the salary continuation agreements is to provide special incentive to Mr. Biddle and Mr. Irvine to continue employment with the Bank on a long-term basis. The agreement provides Mr. Biddle and Mr. Irvine with salary continuation benefits of up to $45,000 per year for 15 years after retirement. In the event of death prior to retirement, Mr. Biddle and Mr. Irvine’s beneficiary will receive salary continuation benefits at a reduced amount depending on the length of service with the Bank. In the event of disability wherein Mr. Biddle or Mr. Irvine does not continue employment with the Bank, Mr. Biddle and Mr. Irvine are entitled to salary continuation benefits, at a reduced amount depending on the length of service with the Bank, beginning at age 65 or on the date on which he is no longer entitled to disability benefits under the Bank’s group disability insurance, whichever is earlier. If Mr. Biddle or Mr. Irvine terminate employment with the Bank for a reason other than death or disability prior to the retirement age of age 65, he will be entitled to salary continuation benefits at a reduced amount depending on the length of service with the Bank. The vesting of salary continuation benefits occurs at a rate that provides for a 90% vesting at age 60 and 2% per year for the next five years of service, for a total vesting of 100%. The salary continuation benefits are informally funded by single premium life insurance policies with

Mr. Biddle and Mr. Irvine as the insured parties and the Bank as the beneficiary of the policies.

     As of December 28, 1999, the salary continuation agreements for Mr. Elliott, Mr. Biddle and Mr. Irvine were modified to increase the amount of the annual benefit to $110,000, $62,000 and $62,000, respectively. This increase in benefits is informally funded by single premium life insurance policies. Mr. Elliott, Mr. Biddle and Mr. Irvine are the insured parties and the Bank is the beneficiary of the policies.

Independent Accountants

     The firm of Perry-Smith LLP served as certified independent public accountants for Plumas Bank with respect to the year 2001, and Perry-Smith LLP has been appointed as Plumas Bank’s certified independent public accountants for 2002. Plumas Bank’s Board has determined the firm of Perry-Smith LLP to be fully independent of the operations of Plumas Bank.

     Aggregate fees billed by Perry-Smith LLP to Plumas Bank for the year ended 2001 are as follows:

Audit fees	$64,600
Financial information systems design and implementation fees	0
All other fees:
Audit of Bank’s 401k Plan	13,200
Tax preparation	7,300
Operational reviews	70,100
Loan files review	17,000

Total fees	$172,200

     The Audit Committee of the Bancorp has considered the provision of nonaudit services provided by Perry-Smith LLP to be compatible with maintaining the independence of Perry-Smith LLP.

     Perry-Smith & Co., LLP audited Plumas Bank’s financial statements for the year ended December 31, 2001. It is anticipated that a representative of Perry-Smith LLP will be present at the meeting and will be available to respond to appropriate questions from shareholders at the meeting.

Shareholder Proposals

     Shareholder proposals to be submitted for presentation at the 2003 annual meeting of shareholders of Plumas Bank must be received by Plumas Bank no later than December 31, 2002. In the case of shareholder proposals, which are not contained in the proxy statement, FDIC rules specify that certain requirements in the bylaws of Plumas Bank be satisfied. The bylaws require that any shareholder wishing to make a nomination for director give advance notice of the nomination which shall be received by the President of Plumas Bank no more than 60 days prior to any meeting of shareholders called for the election of directors, and no more than 10 days after the date the notice of such meeting is sent to shareholders; provided, however, that if only 10 days’ notice of the meeting is given to shareholders, such notice of intention to nominate shall be received by the President not later than the time fixed in the notice of the meeting for the opening of the meeting.

     Assuming the consummation of the reorganization, there will be no annual meeting of shareholders of Plumas Bank, and the first annual meeting of shareholders of Plumas Bancorp will be held sometime in late May 2003, and the deadline for shareholder proposals for that meeting is February 1, 2003. Shareholder proposals should be addressed to Mr. William E.

Elliott at Plumas Bank, 35 S Lindan Avenue, Quincy, California 95971. Similarly, if the reorganization is consummated, then shareholder proposals, which are not contained in the proxy statement, SEC rules specify that certain requirements in the bylaws of Plumas Bancorp be satisfied. The bylaws require that any shareholder wishing to make a nomination for director give advance notice of the nomination which shall be received by the President of Plumas Bancorp no more than 60 days prior to any meeting of shareholders called for the election of directors, and no more than 10 days after the date the notice of such meeting is sent to shareholders; provided, however, that if only 10 days’ notice of the meeting is given to shareholders, such notice of intention to nominate shall be received by the President not later than the time fixed in the notice of the meeting for the opening of the meeting.

Certain Transactions

     Some of the directors and executive officers of Plumas Bank and their immediate families, as well as the companies with which they are associated, are customers of, or have had banking transactions with, Plumas Bank in the ordinary course of Plumas Bank’s business, and Plumas Bank expects to have banking transactions with such persons in the future. In management’s opinion, all loans and commitments to lend in such transactions were made in compliance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and in the opinion of management did not involve more than a normal risk of collectibility or present other unfavorable features.

Other Matters

     Management does not know of any matters to be presented at the meeting other than those set forth above. However, if other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote the shares represented by the proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the proxy.

Legal Matters

     Gary Steven Findley & Associates, Anaheim, California, will pass upon certain legal matters in connection with the issuance of the shares of Plumas Bancorp’s common stock.

Available Information

     Plumas Bank’s common stock is registered under the Securities Exchange Act of 1934 and as a result Plumas Bank is required to file annual reports, quarterly reports and other periodic filings with the FDIC and those and other filings may be inspected and/or copied from the FDIC, Registration, Disclosure and Securities Operations Unit, Room F-6043, 550 Seventeenth St., NW, Washington, D.C. 20429, telephone (202) 898-8913, facsimile (202) 898-3909. Call reports of Plumas Bank may be obtained from the FDIC at its website at “www.fdic.gov”. The registration of Plumas Bank’s common stock will be terminated after the consummation of the reorganization.

     Plumas Bancorp has filed a registration statement on Form S-4 with the Securities and Exchange Commission to register the common stock under the Securities Act of 1933, and will after the reorganization register the common stock of Plumas Bancorp under the Securities Exchange Act of 1934 as a successor issuer. The SEC’s website for Plumas Bancorp filings with the SEC may be obtained at “www.sec.gov.”

     PLUMAS BANK’S 10-K FOR THE YEAR ENDED DECEMBER 31, 2001 IS AVAILABLE TO SHAREHOLDERS UPON REQUEST WITHOUT CHARGE BY WRITING TO MS. KATHY JOHN AT PLUMAS BANK, 35 S. LINDAN AVENUE, QUINCY, CALIFORNIA 95971 OR BY TELEPHONING HER AT (530) 283-7305.

     A COPY OF PLUMAS BANK’S ANNUAL DISCLOSURE STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001 MAY BE OBTAINED WITHOUT CHARGE BY WRITING TO MS. KATHY JOHN AT PLUMAS BANK, 35 S. LINDAN AVENUE, QUINCY, CALIFORNIA 95971 OR BY TELEPHONING HER AT (530) 283-7305.

Exhibit A

PLAN OF REORGANIZATION AND MERGER AGREEMENT

     This Plan of Reorganization and Merger Agreement (“Agreement”) is made and entered into as of this      day of        , 2002 by and between Plumas Bank (the “Bank”) and Plumas Merger Company (“Subsidiary”), to which Plumas Bancorp (the “Holding Company”) is a party.

RECITALS AND UNDERTAKINGS

     A. The Bank is a California banking corporation with its head banking office in Quincy, County of Plumas, State of California. Subsidiary and the Holding Company are each corporations duly organized and existing under the laws of the State of California with their principal offices in Quincy, County of Plumas, State of California.

     B. As of the date hereof, the Bank has 7,464,960 shares of no par value common stock authorized and 2,129,519 shares outstanding and 1,000,000 shares of preferred stock authorized and no shares outstanding. It is anticipated that prior to the Effective Date (as defined in Section 1.2 herein), the Bank will have no more than 2,247,839 shares outstanding, reflecting the number of shares of common shares outstanding as of the date of this Agreement (2,129,519) plus the possible exercise of all stock options presently granted but unexercised (118,320).

     C. As of the date hereof, Subsidiary has an authorized maximum number of shares of capital stock of 1,000,000 shares, and at the Effective Date of the merger 100 of such shares will be issued and outstanding, all of which shares will be owned by the Holding Company.

     D. As of the date hereof, the Holding Company has an authorized maximum number of shares of capital stock consisting of 20,000,000 shares of no par value common stock, 100 of which will be outstanding at the time of the merger referred to herein.

     E. The Boards of Directors of the Bank and Subsidiary have, respectively, approved this Agreement and authorized its execution, and the Board of Directors of the Holding Company has approved this Agreement, undertaken that the Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by the Holding Company.

     F. The parties intend by this Agreement to set forth the terms and conditions of a “reorganization” under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, the parties hereby agree as follows:

Section 1. General

     1.1 The Merger. On the Effective Date, Subsidiary shall be merged into the Bank, and the Bank shall be the surviving corporation (the “Surviving Corporation”) and a subsidiary of the Holding Company, and its name shall continue to be “Plumas Bank.”

     1.2 Effective Date. This Agreement shall become effective at the close of business on the

1

day on which this Agreement shall have been filed with the Secretary of State of the State of California in accordance with Section 1103 of the California General Corporation Law (the “Effective Date”).

     1.3 Articles of Incorporation and Bylaws. On the Effective Date, the Articles of Incorporation of the Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of the Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the certificate of authority of the Bank issued by the Commissioner of the California Department of Financial Institutions (“CDFI”) shall be and remain the certificate of authority of the Surviving Corporation; and the Bank’s insurance of deposits coverage by the Federal Deposit Insurance Corporation (“FDIC”) shall be and remain the deposit insurance of the Surviving Corporation.

     1.4 Directors and Officers of the Surviving Corporation. On the Effective Date, the directors and officers of the Bank immediately prior to the Effective Date shall be and remain the directors and officers of the Surviving Corporation. Directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

     1.5 Effect of the Merger.

          a. Assets and Rights. Upon the merger becoming effective, all rights, privileges, franchises and property of Subsidiary, and all debts and liabilities due or to become due to Subsidiary, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by Subsidiary.

          b. Liabilities. Upon the merger becoming effective, all debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against Subsidiary shall be and become the debts, liabilities, obligations of, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

          c. Creditors’ Rights and Liens. Upon the merger becoming effective, all rights of creditors of Subsidiary, and all liens upon the property of Subsidiary, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the time of the merger.

          d. Pending Actions. Upon the merger becoming effective, any action or proceeding pending by or against Subsidiary shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment, with the right to appeal or review as in other cases, as if the merger had not taken place or the Surviving Corporation may be substituted for Subsidiary.

     1.6 Further Assurances. The Bank and Subsidiary each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and

2

assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable, in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Section 1 and otherwise to carry out the intent and purposes hereof.

Section 2. Capital Stock of the Surviving Corporation

     2.1 Stock of Subsidiary. Upon the merger becoming effective, the shares of capital stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by the Holding Company for 100 shares of fully paid and nonassessable common stock of the Bank as the Surviving Corporation.

     2.2 Stock of the Bank. Upon the merger becoming effective, each and every share of common stock of the Bank issued and outstanding shall, by virtue of the merger and without any action on the part of the holders thereof, be exchanged for and converted into one share of fully paid and nonassessable common stock of the Holding Company, without par value.

     2.3 Exchange of Stock. Upon the merger becoming effective:

          a. the shareholders of record of the Bank shall be entitled to receive and shall be allocated one share of common stock of the Holding Company for each share of common stock of the Bank;

          b. the Holding Company shall issue the shares of its common stock which the shareholders of the Bank shall be entitled to receive; and

          c. each holder of a certificate representing shares of common stock of the Bank shall, upon presentation of such certificate for surrender to the Holding Company, be entitled to receive in exchange thereof, a certificate or certificates representing the number of shares of common stock of the Holding Company to which such holder shall be entitled. Until so surrendered, each outstanding certificate, which prior to the merger represented shares of common stock of the Bank, shall be deemed, for all corporate purposes, to evidence ownership of an equal number of shares of common stock of the Holding Company. On and after the Effective Date, each issued and outstanding share of common stock of the Bank shall represent one (1) share of common stock of the Holding Company. Such certificates may, but need not be, surrendered and exchanged by the holders thereof after the Effective Date, for new certificates representing the number of shares of common stock of the Holding Company to which the shareholders are entitled as set forth in this Agreement. Certificates evidencing ownership of shares of common stock of the Holding Company shall be issued to the holders of lost or destroyed shares of common stock of the Bank upon presentation to the Holding Company of such evidence of ownership and agreement of indemnity as the Holding Company may reasonably require.

     2.4 Stock Options. Upon and by reason of the merger becoming effective, the options to

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purchase shares of common stock of the Bank which have been granted by the Bank pursuant to Plumas Bank stock option plans shall be deemed to be options granted by the Holding Company and the obligations of the Bank with respect thereto shall be assumed by the Holding Company with the same terms and conditions, and each option to acquire one share of common stock of the Bank which is not exercised prior to the Effective Date, shall be deemed to be an option to acquire one share of common stock of the Holding Company.

Section 3. Approvals

     3.1 Shareholder Approval. This Agreement shall be submitted to the shareholders of the Bank and Subsidiary for ratification and approval in accordance with the applicable provisions of law.

     3.2 Regulatory Approvals. The parties shall obtain the waivers, consents and approvals of all regulatory authorities as required by law for consummation of the merger and plan of reorganization on the terms herein provided, including, without being limited to, those consents and approvals referred to in Paragraph 4.1b.

Section 4. Conditions Precedent, Termination and Payment of Expenses

     4.1 Conditions Precedent to the Merger. Consummation of the merger is conditioned upon:

          a. ratification and approval of this Agreement by the shareholders of the Bank and Subsidiary, as required by law;

          b. obtaining all other consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary for consummation of the merger, including, but not limited to, approval of the FDIC, approval of the CDFI, approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, as amended, and any required action under the Securities Act of 1933 with respect to the securities of the Holding Company issuable upon consummation of the merger;

          c. obtaining all consents or approvals, governmental or otherwise, which are or, in the opinion of counsel for the Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the merger, to conduct all or any part of the business and activities of the Bank up to the time of the merger, in the manner in which such activities and business are then conducted;

          d. the Bank’s obtaining for the Holding Company, prior to the Closing Date, a letter, in form and substance satisfactory to the Holding Company’s legal counsel, signed by each person who is an “affiliate” of the Bank for purposes of Rule 145 of the Securities and Exchange Commission to the effect that (i) such person will not dispose of any shares of common stock of the Holding Company to be received pursuant to the reorganization and merger, in violation of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or in any event prior to such time as financial results covering at least 30 days of post-merger combined operations have been published, and (ii) such person consents to the placing of a legend on the certificate(s) evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to the giving of

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stop-transfer instructions to the Holding Company’s transfer agent with respect to such certificate(s);

          e. for the benefit of the Bank and unless waived, the Holding Company shall have received an opinion from a law firm or tax accounting firm, in form and substance satisfactory to both the Bank and the Holding Company, to the effect that: the merger of Subsidiary with and into the Bank and the exchange of shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein, will be considered a reorganization within the meaning of Section 368(a)(1)(A) of the Code; no gain or loss will be recognized by the Bank pursuant to consummation of the merger; and no gain or loss will be recognized by the shareholders of the Bank upon the exchange of their shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein; and

          f. performance by each party hereto of all of its obligations hereunder to be performed prior to the merger becoming effective.

     4.2 Termination of the Merger. If any condition in Paragraph 4.1 has not been fulfilled, or, if in the opinion of a majority of the Board of Directors of any of the parties:

          a. any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which makes consummation of the merger inadvisable; or

          b. for any other reason consummation of the merger is inadvisable;

then this Agreement may be terminated at any time before the merger becomes effective. Upon termination, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or shareholders, except as provided in Section 4.3 hereof.

     4.3 Expenses of the Merger. Subject to applicable federal laws and regulations, each party shall bear its own expenses of the merger, including filing fees, printing costs, mailing costs, accountants’ fees and legal fees.

Section 5. Miscellaneous

     5.1 Assignment. Neither party shall have the right to assign its rights or obligations under this Agreement.

     5.2 Execution. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original and such counterparts shall together constitute one and the same instrument.

     5.3 Governing Law. This Agreement is made and entered into in the State of California, and the laws of said State shall govern the validity and interpretation hereof.

     5.4 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the plan of reorganization and merger and supersedes all prior

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arrangements or understandings with respect thereto.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

PLUMAS BANK

By:
Its:	President, William E. Elliott

By:
Its:	Secretary, Terrance Reeson

PLUMAS MERGER COMPANY

By:
Its:	President and Secretary, William E. Elliott

PLUMAS BANCORP

By:
Its:	President, William E. Elliott

By:
Its:	Secretary, Terrance Reeson

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Exhibit B

PLUMAS BANCORP — ARTICLES OF INCORPORATION

ARTICLE EIGHT: VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS.

A.	Definitions. For the purposes of this Article EIGHT:

	1.	“Affiliate” shall mean any person who, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with another person.

	2.	“Announcement Date” shall mean the date of the first public announcement of a proposed Business Combination.

	3.	“Approved by a Majority of Continuing Directors” with respect to any matter shall mean that such matter has been approved by a majority vote of the members of the Board of Directors who are Continuing Directors.

	4.	“Associate” shall mean (i) with respect to a corporation or association, any executive officer or director thereof or of a subsidiary thereof, (ii) with respect to a partnership, any general partner thereof or any limited partner thereof having a 10 percent ownership interest in such partnership, (iii) with respect to a business trust, any officer or trustee thereof or of any subsidiary thereof, (iv) with respect to any other trust or an estate, any trustee, executor or similar fiduciary and any person who has a substantial interest as a beneficiary of such trust or estate, (v) with respect to a natural person, the spouse thereof and any other brother, sister, lineal ancestor or descendant of such person, and (vi) any Affiliate of any such person.

	5.	“Beneficial Owner” shall mean, as to any shares of Voting Stock, a person:

		a.	who beneficially owns, directly or indirectly, such shares; or

		b.	who has (i) the right to acquire such shares from another person (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise or (ii) the right to vote or to direct the voting thereof pursuant to any agreement, arrangement or understanding. For purposes of this definition, a Person shall be deemed to own any shares and possess all rights owned or possessed, directly or indirectly, by all of its Associates and Affiliates or by any other person with which such Person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

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6.	“Business Combination” shall mean any transaction which is referred to in any one or more of subparagraphs 1 through 4 of paragraph B of this Article EIGHT.

7.	“Continuing Director” shall mean any member of the Board of Directors of the corporation who is neither an Affiliate nor an Associate of, and not a nominee of, an Interested Shareholder involved in a Business Combination, and who (i) was a member of the Board of Directors prior to the time that such Interested Shareholder became such, or (ii) is a successor of such a member who was nominated to succeed such a member by a majority of Continuing Directors then on the Board.

8.	“Determination Date” shall mean the date on which an Interested Shareholder became such.

9.	“Fair Market Value” shall mean: (a) in the case of stock, the closing sale price on the date in question of a share of such stock on the National Market System of the National Association of Securities Dealers Automated Quotation System or any system then in use on any national securities exchange or automated quotation system, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors in good faith; and (b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Continuing Directors in good faith.

10.	“Interested Shareholder” shall mean any Person (other than the corporation, any Subsidiary, any employee benefit plan or trust of the corporation or a Subsidiary or any Person who on February 6, 2002 was a director of the corporation) who or which on or after February 6, 2002:

	a.	is the beneficial owner, directly or indirectly, of more than 5% of the combined voting power of the then outstanding Voting Stock, or is an Affiliate or Associate of such Person; or

	b.	acts with any other Person through or as a partnership (general or limited), syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the corporation, which entity or group is the Beneficial Owner, directly or indirectly, of 5% of the combined voting power of the outstanding Voting Stock; or

	c.	is an assignee of or has otherwise succeeded to the beneficial ownership of any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Shareholder, unless such assignment or succession shall have occurred pursuant to a Public Transaction or any series of transactions involving a Public Transaction.

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Any reference to an Interested Shareholder involved in a Business Combination shall also refer to any Affiliates or Associates thereof, any predecessor thereto, and all members of any partnership, syndicate or group which includes such Interested Shareholder. For purposes of determining whether a person is an Interested Shareholder, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of definition 5 above but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

	11.	“Person” shall mean any individual, firm, trust, partnership, association, corporation or other entity.

	12.	“Public Transaction” shall mean any (a) purchase of shares offered pursuant to an effective registration statement under the Securities Act of 1933 or a permit issued by the California Commissioner of Corporations or (b) open-market purchase of shares if, in either such case, the price and other terms of sale are not negotiated by the purchaser and the seller of the beneficial interest in the shares.

	13.	“Subsidiary” shall mean any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the corporation; provided, however, that, for the purposes of the definition of Interested Shareholder the term “Subsidiary” shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the corporation.

	14.	“Voting Stock” shall mean stock of all classes and series of the corporation entitled to vote generally in the election of directors.

B.	Transactions Requiring 66-2/3% Affirmative Vote. In addition to any affirmative vote required by law, by these Articles of Incorporation, or otherwise, and except as otherwise expressly provided in paragraph C of this Article EIGHT none of the following transactions shall be consummated unless such consummation shall have been approved by the affirmative vote of the holders of at least 66-2/3% of the combined voting power of the then outstanding shares of Voting Stock voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law, in these Articles of Incorporation or otherwise.

	1.	Any merger or consolidation of the corporation or any Subsidiary with (a) an Interested Shareholder or (b) any other corporation (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder.

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	2.	Any sale, lease, exchange, mortgage, pledge, grant of a security interest, transfer or other disposition (in one transaction or a series of transactions) directly or indirectly, to or with (a) an Interested Shareholder or (b) any other person (whether or not itself an Interested Shareholder) which is, or after such transaction would be, an Affiliate or Associate of an Interested Shareholder of any of the assets of the corporation (including, without limitation, any voting securities of a Subsidiary) or any Subsidiary having an aggregate Fair Market Value of one million dollars or more.

	3.	The issuance or transfer by the corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the corporation or any Subsidiary, or both, to (a) an Interested Shareholder or (b) any other person (whether or not itself an Interested Shareholder) which is, or after such issuance or transfer would be, an Affiliate or Associate of an Interested Shareholder, except as part of a stock split or dividend in which all shareholders of such class are treated equally, or on the conversion or exchange of securities of the corporation or a Subsidiary acquired by the Interested Shareholder in a transaction approved as herein provided.

	4.	Any reclassification of securities (including any reverse stock split), or recapitalization of the corporation, or any merger or consolidation of the corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the corporation or any Subsidiary directly or indirectly beneficially owned by (a) an Interested Shareholder or (b) any other person (whether or not itself an Interested Shareholder) which is, or after such reclassification, recapitalization, merger or consolidation or other transaction would be, an Affiliate or Associate of an Interested Shareholder; or as a result of which the shareholders of the corporation would cease to be shareholders of a corporation incorporated under the laws of the State of California having, as part of its articles of incorporation, provisions to the same effect as this Article EIGHT.

C.	Exceptions to 66-2/3% Affirmative Vote Requirement. The requirements of paragraph B of this Article EIGHT shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law, by any other provision of these Articles of Incorporation or otherwise, if the Business Combination shall have been Approved by a Majority of the Continuing Directors, or if a state regulatory authority having jurisdiction under the circumstances shall have determined specifically, and not by implication, that the Business Combination is fair to the holders of the Voting Stock, or if all of the following conditions (other than those which are, by their terms, inapplicable) shall have been met.

	1.	The transaction constituting the Business Combination shall provide for a consideration per share to be received by all holders of Common Stock in exchange for all of their shares of Common Stock, and the aggregate amount of

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cash and the Fair Market Value as of the date of the consummation of the Business Combination of any consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest of the following:

	a.	The Fair Market Value per share of Common Stock on the last trading day before the Announcement Date.

	b.	The average of the Fair Market Values of a share of Common Stock over each trading day in the 90 calendar days immediately prior to the Announcement Date.

	c.	If the Announcement Date of such Business Combination is within five years of the Determination Date in respect of the Interested Shareholder involved in such Business Combination, the highest per-share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by such Interested Shareholder to acquire any shares of Common Stock which are or were at any time within such five year period Beneficially Owned by such Interested Shareholder and were acquired by it at any time within such five year period. The price determination in accordance with this subparagraph 1 and the following subparagraph 2 of this paragraph shall be subject to appropriate adjustment in the event of any recapitalization, stock dividend, stock split, combination of shares or similar event.

2.	If the transaction constituting the Business Combination shall provide for a consideration to be received by holders of any class or series of outstanding Voting Stock other than Common Stock, the aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of each such class or series of Voting Stock shall be determined in the same manner as provided in subparagraph 1 above.

3.	The consideration to be received by holders of a particular class or series of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as was previously paid by the Interested Shareholder involved in such Business Combination in order to acquire shares of such class or series of Voting Stock which are beneficially owned by an Interested Shareholder and, if an Interested Shareholder beneficially owns shares of any class or series of Voting Stock which were acquired with varying forms of consideration, the form of consideration for such class or series of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class or series of Voting Stock beneficially owned by such Interested Shareholder.

4.	After such Interested Shareholder has become such and prior to the consummation of such Business Combination:

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		a.	Except as Approved by a Majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular dates therefor the full amount of any dividends (whether or not cumulative) payable on any outstanding class of stock having a preference over the Common Stock as to dividends.

		b.	There shall have been (i) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock) other than as Approved by a Majority of the Continuing Directors and (ii) an increase in such annual rate of dividends as necessary to prevent any such reduction in the event of any reclassification (including any reverse stock split or combination of shares), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is Approved by a Majority of the Continuing Directors.

	5.	After the Determination Date such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

	6.	A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall, at the corporation’s expense, be mailed to the shareholders of the corporation, no later than the earlier of (a) 30 days prior to any vote on the proposed Business Combination or (b) if no vote on such Business Combination is required, 60 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions). Such proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the Business Combination of the Continuing Directors, then in office, if any, and furnished in writing, and an opinion of a reputable investment banking firm as to the fairness (or lack of fairness) of the terms of such Business Combination, from the point of view of the holders of Voting Stock other than an Interested Shareholder if such requirement has been Approved by a Majority of Continuing Directors, (such investment banking firm to be Approved by a Majority of the Continuing Directors, to be furnished with all information it reasonably requests and to be paid a reasonable fee for its services upon receipt by the corporation of such opinion).

D.	Approval by a Majority of the Continuing Directors. The power and duty to determine for the purposes of this Article EIGHT, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance

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with this Article EIGHT, including, without limitation, (1) whether a Person is an Interested Shareholder, (2) the number of shares of Voting Stock beneficially owned by any Person, (3) whether a Person is an Affiliate or Associate of another, (4) whether the requirements of paragraph C of this Article EIGHT have been met and (5) such other matters with respect to which a determination is required under this Article EIGHT shall be exercised in a manner Approved by a Majority of Continuing Directors. The good faith determination with respect to such Approval by a Majority of the Continuing Directors on such matters shall be conclusive and binding for all purposes of this Article EIGHT.

E.	No Effect on Fiduciary Obligations of Interested Shareholders. Nothing contained in this Article EIGHT shall be construed to relieve an Interested Shareholder of any fiduciary obligation imposed by law.

F.	Amendment, Repeal, etc. Notwithstanding any other provisions of these Articles of Incorporation or the Bylaws of the corporation or the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the Bylaws of the corporation, the affirmative vote of the holders of at least 66-2/3% of the combined voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, alter, adopt any provision inconsistent with or repeal this Article EIGHT.

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PART II

Item 20. Indemnification of Directors and Officers

The Articles of Incorporation and Bylaws of Plumas Bancorp (“Registrant”) provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Registrant’s Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

Registrant’s Bylaws provide that Registrant shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Registrant’s Bylaws also provide that Registrant shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Registrant would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Registrant’s Bylaws.

Item 21. Exhibits

2.	Agreement and Plan of Reorganization and Merger by and between Registrant, Plumas Merger Company and Plumas Bank attached as Exhibit A to the proxy statement-prospectus contained in Part I of this Registration Statement

3.1	Articles of Incorporation of Registrant

3.2	Bylaws of Registrant

4.	Specimen form of certificate for Plumas Bancorp common stock

5.	Opinion re: legality

21.	Sole Subsidiary of the Registrant is Plumas Merger Company, a California corporation.

23.1	Consent of Counsel is included with the opinion re: legality as Exhibit 5 to this Registration Statement.

Item 28. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Quincy, California, on March 19, 2002.

Plumas Bancorp

/s/ William E. Elliott William E. Elliott, President & CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ Jerry V. Kehr Jerry V. Kehr	, Chairman	March 19, 2002

/s/ Alvin G. Blickenstaff Alvin G. Blickenstaff	, Director	March 19, 2002

/s/ William E. Elliott William E. Elliott	, Director Principal Executive Officer	March 19, 2002

, Director
Gerald Fletcher

/s/ Arthur Grohs Arthur Grohs	, Director	March 19, 2002

, Director
Christine McArthur

/s/ Terrance J. Reeson Terrance J. Reeson	, Director	March 19, 2002

Walter Sphar	, Director

Thomas Watson	, Director

/s/ Daniel E. West Daniel E. West	, Director	March 19, 2002

/s/ Douglas Biddle Douglas Biddle	, Principal Accounting & Financial Officer	March 19, 2002

Exhibit Index

Exhibit
No.	Description

3.1	Articles of Incorporation as amended of Registrant

3.2	Bylaws of Registrant

4.	Specimen form of certificate for Plumas Bancorp

5.	Opinion re: legality